As filed with the Securities and Exchange Commission on July 19, 2004
                                                    Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                -------------------------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                -------------------------------------------------
                             HEADWATERS INCORPORATED
                          (Exact Name of registrant as
                            Specified in Its Charter)
                -------------------------------------------------

               Delaware                                      87-0547337
    (State or Other Jurisdiction of             (I.R.S. Employer Identification
     Incorporation or Organization)                           Number)


                             Headwaters Incorporated
                   10653 South River Front Parkway, Suite 300
                             South Jordan, UT 84095
                                 (801) 984-9400
                        (Address, Including Zip Code, and
                    Telephone Number, Including Area Code, of
                    registrant's Principal Executive Offices)

           -----------------------------------------------------------

                                 Kirk A. Benson
         Chief Executive Officer and Chairman of the Board of Directors
                             Headwaters Incorporated
                   10653 South River Front Parkway, Suite 300
                             South Jordan, UT 84095
                                 (801) 984-9400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
           -----------------------------------------------------------

                                  With copy to:
                             Linda C. Williams, Esq.
                             Pillsbury Winthrop LLP
                                  P.O. Box 7880
                             San Francisco, CA 94109
                            Telephone: (415) 983-1000
           -----------------------------------------------------------

        Approximate date of commencement of proposed sale to the public:

     From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                      CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                                           Proposed
                                                                            maximum
                                                                           aggregate       Proposed maximum
  Title of each class of securities to be           Amount to be           price per          aggregate            Amount of
                 registered                          registered              share        offering price (1)    registration fee
---------------------------------------------------------------------------------------------------------------------------------
2 7/8% Convertible Subordinated Notes due 2016       $172,500,000             100%            $172,500,000       $ $21,855.75 (1)
(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value ........            5,750,000 shares (2)        ---- (3)            ---- (3)             ---- (3)
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.
(2) The shares of Common Stock registered hereunder are issuable upon conversion of the Notes at the rate of 33.3333 shares of Common Stock per $1,000 principal amount of the Notes. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby shall include an indeterminate number of shares of Common Stock that may be issued as a result of the antidilution provisions thereof. No additional consideration will be received by the Registrant in connection with the exercise of the conversion privilege.
(3) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of Common Stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                   Subject to Completion, Dated July 19, 2004

PROSPECTUS
                                  $172,500,000

                             Headwaters Incorporated

              2 7/8% Convertible Senior Subordinated Notes due 2016 and Shares of Common Stock Issuable upon Conversion of the Notes

                             ______________________

         Headwaters Incorporated issued 2 7/8% Convertible Senior Subordinated Notes due 2016 ("the notes") in a private placement in June 2004. This prospectus will be used by selling securityholders to resell their notes and shares of common stock issuable upon conversion of their notes.

         The notes are due on June 1, 2016. We will pay interest on the notes on June 1 and December 1 of each year, beginning December 1, 2004.

         Subject to the terms of the notes, holders may convert the notes into shares of our common stock at a conversion price of $30.00 per share, which is equivalent to a conversion rate of 33.3333 shares of our common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment under the terms of the notes. Conversion can occur only under certain circumstances, including generally when the sale price of our common stock exceeds 130% of the conversion price, which would be $39.00 per share. The notes are general, unsecured obligations that are subordinated to all existing and future senior indebtedness and our subsidiaries' indebtedness and other liabilities. As of June 30, 2004, we had $48.8 million of senior indebtedness outstanding and our subsidiaries had $40.8 million of indebtedness and other liabilities outstanding.

         We may redeem any portion of the notes at any time on or after June 4, 2011, and if specific conditions are satisfied, any time on or after June 1, 2007. On June 1, 2011, or upon the occurrence of a designated event, you may require us to repurchase your notes.

         For a more detailed description of the notes, see "Description of Notes" beginning on page 26.

         Our common stock is traded on the Nasdaq National Market under the symbol "HDWR." The last reported sale price of our common stock on the Nasdaq National Market on July 16, 2004 was $25.09 per share.

                             ______________________

         Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 9.
                             ______________________

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ______________________

               The date of this prospectus is               , 2004

                                TABLE OF CONTENTS

                                                                     Page

SUMMARY                                                                1
RISK FACTORS                                                           9
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                     24
PROCEEDS FROM THE OFFERING                                            25
RATIO OF EARNINGS TO FIXED CHARGES                                    25
DESCRIPTION OF NOTES                                                  26
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS              47
SELLING SECURITYHOLDERS                                               55
PLAN OF DISTRIBUTION                                                  60
LEGAL MATTERS                                                         62
EXPERTS                                                               62
WHERE YOU CAN FIND MORE INFORMATION                                   62
DOCUMENTS INCORPORATED BY REFERENCE                                   64


         We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling securityholders are offering to sell, and seeking offers to buy, only the shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

         "Headwaters," "combined company," "we," "our" and "us" refers to Headwaters Incorporated and its division Covol Fuels, together with its consolidated subsidiaries ISG and HTI, unless the context otherwise requires. As used in this offering memorandum, "ISG" refers to Headwaters' subsidiary, Headwaters Olysub Corporation, formerly Industrial Services Group, Inc., and its subsidiary, ISG Resources, Inc., together with their consolidated subsidiaries, and "HTI" refers to Headwaters Technology Innovation Group, Inc., together with its consolidated subsidiaries, unless the context otherwise requires. "Eldorado" refers to Eldorado Stone LLC, together with its subsidiaries.

                                     SUMMARY

         This summary contains basic information about our business. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes incorporated in this prospectus by reference, before making an investment decision.

Headwaters' Business

         Headwaters enhances the value of coal utilized in generating electricity by increasing the economic viability of coal and expanding marketable uses of coal combustion products ("CCPs"). We focus on the pre-combustion and post-combustion phases of the "coal value chain." In the pre-combustion phase, Covol Fuels provides solid synthetic fuel producers with proprietary technology, chemical reagents and related services that convert coal into a synthetic fuel feedstock. In the post-combustion phase, ISG manages and markets CCPs which would otherwise be disposed of in landfills, and uses CCPs to produce commercial building products.

         Our principal office is located at 10653 South River Front Parkway, Suite 300, South Jordan, Utah 84095, and our telephone number is (801) 984-9400.

Our Operations

         We conduct our operations through our Covol Fuels division and our subsidiaries, ISG and HTI. ISG's construction materials subsidiary, American Construction Materials ("ACM"), significantly increased the size and scope of its commercial building products business when we acquired Eldorado Stone LLC ("Eldorado") in June 2004.

         Covol Fuels

         Through our Covol Fuels operating division, Headwaters has developed and commercialized technology that interacts with coal-based feedstocks to produce a solid synthetic fuel intended to be eligible for Section 29 tax credits. Headwaters has licensed this technology to owners of solid synthetic fuel facilities for which it receives royalty revenues. Headwaters also sells proprietary chemical reagents to licensees for use in the production of the coal-based solid synthetic fuel and to other solid synthetic fuel facility owners with whom Headwaters has reagent supply agreements.

         Headwaters licenses the Covol Fuels process to owners of synthetic fuel production facilities and is paid a royalty stream generally based on the tax credits generated from synthetic fuels sold to utilities and other industrial coal consumers. Headwaters also receives revenues from the sale of its chemical reagents. Covol Fuels' licensees and chemical reagent customers include major utilities in the synthetic fuel industry.

         In addition to technology licensing and chemical reagent sales, Headwaters provides on-site facility services to licensees of its technology and purchasers of its reagents. Headwaters has experience in producing synthetic fuel and optimizing the production capabilities of synthetic fuel facilities. This experience complements Headwaters' ongoing laboratory testing and development of synthetic fuels. Headwaters employs chemical, electrical and mechanical engineers and field personnel with extensive plant and equipment operating experience to perform these on-site facility services and other technical support functions.

         Licensing Fees. Headwaters currently licenses its technologies to 28 of a company-estimated total of 75 coal-based solid synthetic fuel facilities in the United States. In addition, Covol Fuels sells its proprietary chemical reagents to 19 of these licensee facilities as well as to more than ten other synthetic fuel facilities.

         Current licensees include electric utility companies, coal companies, financial institutions and other major businesses in the United States. License agreements contain a quarterly earned royalty fee generally set at a prescribed dollar amount per ton or a percentage of the tax credits earned by the licensee. License agreements generally have a term continuing through the later of January 1, 2008 or the date after which tax credits may not be claimed or are otherwise not available under Section 29.

         Despite the growth in revenues, there continues to be underutilization of production capacity in several facilities employing Headwaters' technologies, because of factors such as feedstock quality and the inability of certain owners to utilize all the available Section 29 tax credits. See "Risk Factors."

         Chemical Reagent Sales. The transformation of the feedstock to a synthetic fuel involves the use of a chemical reagent in a qualified facility. Headwaters primarily markets two proprietary latex-based chemicals, Covol 298 and Covol 298-1, which are widely used for the production of coal-based solid synthetic fuel. The chemical reagent alters the molecular structure of the feedstock to produce a synthetic fuel.

         Covol 298 and Covol 298-1 are produced by Dow Reichhold under long-term agreements. Headwaters does not maintain or inventory any chemicals. Instead, Headwaters arranges for the shipping of the chemical reagents directly from Dow Reichhold's production facilities to the synthetic fuel plants. The chemical reagents can be manufactured in 13 Dow Reichhold plants throughout North America, assuring short lead-time deliveries and the ability to meet increasing reagent demand. Additionally, Headwaters has an arrangement with Dow Reichhold for technical support services relating to new product development and manufacture.

         Headwaters believes the benefits of its proprietary chemical reagents as compared to competitive materials include clean and efficient combustion characteristics, ease of application, concentrated form of shipment and lack of damage to material handling, pulverizing or combustion equipment. Headwaters believes the chemical reagents used in the Covol Fuels process are environmentally safe, possess superior handling characteristics, burn efficiently and are competitively priced. Additionally, Headwaters' chemical reagents have been reviewed often by the IRS and tested by independent laboratories. The parameters of the Covol Fuels process are consistent with the criteria for future private letter rulings as outlined by the IRS in Revenue Procedure 2001-30, as modified by Revenue Procedure 2001-34.

         On-site Facility Services. In addition to licensing its technology and supplying chemical reagents, Headwaters also employs hands-on technical account managers that are available to assist its customers. Headwaters' engineers have years of experience operating synthetic fuel manufacturing equipment, including mixers, extruders, pellet mills, briquetters and dryers. Headwaters' employees are experts in applying our chemical reagents on multiple types of coal feedstocks. Headwaters has operated synthetic fuel facilities utilizing multiple types of coal feedstocks, and has developed and demonstrated process improvements in commercial facilities. Headwaters has also designed and constructed reagent mixing and application systems and has retrofitted existing facilities to use our reagents. For new customers, Headwaters has a mobile, skid-mounted reagent delivery system that allows for on-site demonstration testing. Headwaters believes that this full spectrum of services makes it unique in providing goods and services to the coal-based solid synthetic fuel business.

         Headwaters maintains analytical laboratories, including bench-scale equipment for the production of coal-based solid synthetic fuel and comprehensive analytical testing equipment for performing standard coal analyses. We also monitor, document and substantiate the chemical change process required to obtain Section 29 tax credits.

         ISG Resources

         ISG is currently the largest manager and marketer of CCPs in the United States and also manages and markets CCPs in Canada. ISG has long-term exclusive management contracts with coal-fired electric generating utilities throughout the United States and provides CCP management services at more than 110 power plants. ISG markets CCPs where markets exist, and manages much of the disposal of the rest, typically in landfills. ISG has established long-term relationships with many of the nation's major utilities.

         ISG markets CCPs as a replacement for manufactured or mined materials, such as portland cement, lime, agricultural gypsum, fired lightweight aggregate, granite aggregate and limestone. Additionally, ISG's construction materials division manufactures masonry and stucco construction materials, packaged products and blocks for the construction industry, which contain a high percentage content of CCPs.

         Utilities produce CCPs year-round, including in the winter when demand for electricity increases in many regions. In comparison, sales of CCPs and construction materials produced using CCPs are keyed to construction market demands that tend to follow national trends in construction with predictable increases during temperate seasons. CCPs must be stored, usually in terminals, during the off-peak sales periods as well as transported to where they are needed for use in construction materials. In part because of the cost of transportation, the market for CCPs used in construction materials is generally regional, although ISG ships products significant distances to states such as California and Florida that do not have coal-fired electric utilities producing high quality CCPs. However, ISG enjoys advantages in both logistics and sales from its status as the largest manager and marketer of CCPs in the United States. ISG maintains more than 30 stand-alone CCP distribution terminals across North America, as well as approximately 90 plant site supply facilities. ISG's operations utilize a fleet of more than 1,000 private railcars and 340 trucks so that it can meet the transportation needs for both disposing and marketing CCPs. In addition, ISG has more than 50 area managers and technical sales representatives nationwide to manage customer relations.

         Fly Ash and Other CCPs

         The benefits of CCP use in construction applications include improved product performance, cost savings and positive environmental impact. Fly ash improves both the chemical and physical performance of concrete. Physically, fly ash particles are smaller than cement particles, allowing them to effectively fill voids and create concrete that is denser and more durable. Fly ash particles are spherical and they have a "ball bearing" effect, which lubricates the concrete mix and allows enhanced workability with less water. Chemically, the requirement of less water contributes to decreased permeability and greater durability of concrete. Because fly ash is also typically less expensive than the cement it replaces, concrete producers are able to improve profitability while improving concrete quality.

         When fly ash is used in concrete it provides environmental benefits. According to the EPA, one ton of fly ash used as a replacement for portland cement eliminates approximately one ton of carbon dioxide emissions, or the equivalent of retiring an automobile from the road for two months. These benefits are recognized in major "green building" movements, such as the United States Green Building Council's LEED classification system. The value of utilizing fly ash in concrete has been recognized by numerous federal agencies, including the DOE and the EPA, which has issued comprehensive procurement guidelines directing federal agencies to utilize fly ash. Almost all states specify or recommend the use of fly ash in state and federal transportation projects. Other government entities that frequently specify or recommend the utilization of fly ash in concrete include the Federal Highway Administration, the United States Army Corps of Engineers and the United States Bureau of Reclamation. Numerous state departments of transportation are also increasing their reliance on fly ash as a component for improving durability in concrete pavements. Several major cement companies have identified increasing the use of fly ash as a key environmental strategy for the next two decades.

         High quality fly ash is generally the most profitable CCP, as it has a variety of higher margin commercial uses. In fiscal 2003, ISG sold approximately
5.95 million tons of the approximately 12 million tons of high quality fly ash sold in the United States. The quality of fly ash produced by the combustion process at coal-fired facilities varies widely and is affected by the boilers used by the utilities and by the efficiency of the combustion process. ISG assists its utility clients in their efforts to improve the production of high quality fly ash at their facilities. ISG tests the fly ash to certify compliance with applicable industry standards. A comprehensive quality control system ensures that customers receive fly ash that conforms to their specifications while ISG's extensive investment in transportation equipment and terminal facilities provides reliability of supply.

         ISG supports its marketing sales program by focusing on customer desires for quality and reliability. Marketing efforts emphasize the performance value of CCPs, as well as the attendant environmental benefits.

         ISG undertakes a variety of marketing activities to increase fly ash sales. These activities include:

         o Professional Outreach. To promote the acceptance of fly ash in construction projects, all levels of ISG's sales and marketing organization are involved in making regular educational presentations such as continuing professional education seminars to architects, engineers, and others engaged in specifying concrete mix designs.

         o Technical Publications. ISG publishes, in print form and on its web site at www.isgresources.com, extensive technical reference information pertaining to CCPs and CCP applications. ISG also prominently promotes the environmental benefits of CCP use.

         o Relationships with Industry Organizations. ISG personnel maintain active leadership positions in committees of the American Concrete Institute and the American Society for Testing and Materials, and serve on the boards of the American Coal Ash Association, the Western Region Ash Group, the Texas Coal Ash Utilization Group, the Midwest Coal Ash Association and the American Coal Council. These organizations help establish standards and educate the construction industry and the general public about the benefits of CCP use.

         o Trade Shows. ISG promotes the use of CCPs at more than 30 local and national trade shows and association meetings each year. ISG is also an exhibitor at the nation's leading conferences for utilization of environmentally friendly building products.

         o Government Affairs. ISG has taken a leadership role in encouraging state and federal legislation and regulations that lead to greater utilization of fly ash by emphasizing its environmental, performance and cost advantages. Legislative recognition of the benefits of fly ash as well as the use of fly ash in governmental projects helps familiarize contractors, architects and engineers with the benefits of the product for other construction uses.

         o Advertising. ISG advertises for fly ash sales and utilization in a number of publications, including: Architectural Record, Engineering News-Record, Construction Specifier, Concrete Products, Concrete Producer, Concrete International and Environmental Design & Construction. ISG's website is also a source of sales leads.

         o Creation of Branded Specialty Products. ISG has developed several specialty products that increase market penetration of CCPs and name recognition for ISG's products for road bases, structural fills, industrial fillers and agricultural applications. These include:

                  o Alsil(R)--Processed fly ash used as an industrial filler;

                  o C-Stone(TM)--Quality crushed aggregate manufactured from fly ash and used in road base and feedlot applications;

                  o Flexbase(TM)--FGD scrubber sludge, pond ash, and/or lime proportionally mixed for road base or pond liner material;

                  o Powerlite(R)--Processed fly ash and bottom ash, meeting American Society for Testing and Materials C331 standards, for use as a high quality aggregate in the concrete block industry; and

                  o Peanut Maker(R)--A synthetic gypsum used as a land plaster in agricultural applications.

         New Technologies for CCP Utilization

         In an effort to maximize the percentage of CCPs marketed to end users and to minimize the amount of materials disposed of in landfills, ISG's research and development activities focus on expanding the use of CCPs by developing new products that utilize high volumes of CCPs. Through these research and development activities, ISG has developed FlexCrete(TM), a new commercial and residential building product in its pilot stages. FlexCrete(TM) is an aerated concrete product with 60% fly ash content that is cured at lower temperatures and ambient pressure. We expect FlexCrete(TM) will offer advantages for construction, including low cost, ease of use, physical strength, durability, energy efficiency, fire resistance and environmental sensitivity.

         Technologies to Improve Fly Ash Quality

         ISG also has developed technologies that maintain or improve the quality of CCPs, further expanding and enhancing their marketability. Utilities are switching fuel sources, changing boiler operations and introducing ammonia into the exhaust gas stream in an effort to decrease costs and/or to meet increasingly stringent emissions control regulations. All of these factors can have a negative effect on fly ash quality, including an increase in the amount of unburned carbon in fly ash and the presence of ammonia slip. ISG has addressed these challenges with the development and/or commercialization of two technologies. Designed to be simple, economical and highly effective, these technologies can be implemented without the large capital expenditures often associated with controlling quality problems.

         Carbon Fixation. Under certain conditions, unburned carbon in fly ash inhibits the entrainment of air in concrete, undermining the strength and integrity of finished product. Technologies designed to remove residual carbon are often capital intensive and are therefore rarely used. ISG has the exclusive license in North America to utilize a carbon fixation technology used to pre-treat fly ash. The technology uses a liquid reagent to coat unburned carbon particles in the fly ash and hinder the impact on the concrete mix. Carbon is not removed, but its effects on air entrainment are minimized. The technology also renders some ash products usable for the first time without having any impact on the quality of finished concrete. Full scale carbon fixation units have been installed and are operating at major power plants.

         Ammonia Slip Mitigation. As electric utilities move to implement stringent new air pollution controls, many are treating boiler exhaust gases with ammonia to remove NOx. This can result in unreacted ammonia being deposited on fly ash. The use of ammonia contaminated fly ash in concrete production can result in the release of ammonia gas, exposing concrete workers to varying levels of ammonia. ISG has developed a technology that uses a chemical reagent to mitigate the ammonia slip effects. When water is added to the concrete mix containing ammoniated fly ash, the reagent converts ammonia to harmless compounds. The process allows the reagent to be added and blended with the dry fly ash at any time from when the fly ash is collected at the power plant to when the fly ash is used in the production of concrete.

         American Construction Materials and Eldorado Stone

         A key component of our growth strategy has been the development of superior products utilizing innovative fly ash-based formulations. ISG has focused on increasing the utilization of CCPs in building products that have not traditionally included CCPs. To accelerate acceptance of CCPs in these markets, ISG created a construction materials subsidiary, ACM, which includes several well-known brands, such as Magna Wall(R) stuccos and BEST(TM) and Hill Country Mortar Mix(TM) masonry and mortar cements. ISG operates a network of manufacturing and distribution facilities and retail supply stores that are strategically located throughout the southern United States and that provide access to many of the most rapidly growing regions in the nation. ISG has formulated masonry cements, mortar cements, stucco and block products to utilize CCPs in residential and commercial building applications. This strategy has secured an outlet for previously unutilized CCPs while promoting the increased use of CCPs as components of building products in the future. Unlike most of its competitors, ISG has dedicated significant resources to the acquisition and development of new technologies for the use of CCPs in building products applications. In July 2004 we acquired Southwest Concrete Products, a leading manufacturer of concrete blocks in South Texas. The acquisition provides us with the opportunity to expand the use of fly-ash in concrete products in Texas markets. We believe that strong brand recognition and the high performance characteristics of our products make us a preferred supplier to home builders and contractors from Florida to Southern California.

         In June 2004, we acquired Eldorado, which together with its wholly-owned subsidiaries, manufactures, distributes and sells the Eldorado Stone(R) brand of architectural manufactured stone products.

         o Products. Eldorado offers a wide variety of high-quality, hand-made manufactured stone products to meet a variety of design needs. Eldorado's architectural stone veneer siding incorporates several key features important to a successful siding product, including: high aesthetic quality; ease of installation; durability; low maintenance; reasonable cost; and widespread availability. The Eldorado product line has been designed and is manufactured to be one of the most realistic architectural stone products in the world. Eldorado's architectural stone veneer siding is a lightweight, adhered veneer siding product and is used by national, regional and local architectural firms, real estate developers, contractors, builders and homeowners. Eldorado Stone(R) is used in construction projects ranging from large-scale residential housing developments and commercials projects to do-it-yourself home improvement jobs. In addition to its use as a primary siding material, the Eldorado product line is used in a variety of external and internal home applications such as walls, archways, fireplaces and landscaping. We believe that Eldorado's focus on product quality, breadth and innovation, combined with a geographically diversified manufacturing platform, provides it with significant advantages in leading end-users, architects and builders to choose Eldorado over traditional materials such as natural stone, brick or stucco.

         Eldorado offers a national product line under the Eldorado Stone(R) brand of 60 distinct stone types, developed from 12 stone profiles and crafted in a variety of natural colors designed by Eldorado's artistic staff. Eldorado also offers regional stone products based on the characteristics of the stone native to the regions. Each stone profile is manufactured using numerous real stone models, which creates a realistic, non-repetitive, natural stone look and is crafted in a variety of natural colors. Eldorado believes its collection developed over the last 30 years of more than 10,000 natural stones, which are used as models for the profiles, is not easily replicated.

         o Manufacturing. Eldorado manufactures the molds for its stone profiles as well as the manufactured stone products created using these molds. Eldorado products are produced by mixing proprietary formulations of water, portland cement, mineral oxide colors and lightweight aggregates such as pumice and expanded shale. The manner in which certain colorants are applied is critical in the "believability" of the product. The mixture is poured into a production mold that has been treated with coloration accents to enhance the aesthetics of the finished product. The mixture is then cured, removed from the mold and packaged. Currently Eldorado uses minimal fly ash in its manufactured stone products. Headwaters' intent is to replace a portion of the cement used in the production of Eldorado Stone(TM) with fly ash for greater durability and environmental advantages. We believe that Eldorado's existing plants may be updated to allow this substitution without material additional expense. Eldorado has made recent investments in both its manufacturing operations and sales and marketing capabilities. It has initiated production at its new Rancho Cucamonga, California facility and has expanded its customer service operations and staffing. Eldorado currently manufactures its products through a network of several "micro-plants" strategically situated throughout the U.S. in close proximity to its customers. These locations allow for a high level of customer service, short lead times and low freight costs. Eldorado has nine manufacturing facilities located at: Rancho Cucamonga, California; Pueblo, Colorado; Red Bud, Illinois; Fayetteville, North Carolina; Apple Creek, Ohio; Greencastle, Pennsylvania (two plants); Carnation, Washington; and Royal City, Washington. In addition, Eldorado has four distribution centers located at: Stockton, California; Orlando, Florida; Portland, Oregon; and Arlington, Washington.

         o Sales and Marketing. Eldorado has a direct sales force of more than 40 sales agents and also distributes its architectural manufactured stone products primarily on a wholesale basis through a network of distributors, including masonry and stone suppliers, roofing and siding materials distributors, fireplace suppliers and other contractor specialty stores. Eldorado's sales force works closely with architects and contractors to provide information concerning the attributes and ease of installation of its manufactured product and to promote market acceptance over traditional building materials.

         HTI

         HTI provides research and development support to Headwaters. HTI maintains a staff of engineers, scientists and technicians with expertise in the design and operation of high-pressure and temperature process plants at its Lawrenceville, New Jersey pilot plant and laboratory facilities. The following are some of the technologies currently under development.

         o Nanocatalyst Technology. HTI has developed the capability to work at the molecular level in the aligning, spacing and adhering of nano-sized crystals of precious metals on substrate materials. The net effect is higher performance with lower precious metal content, and nearly 100% selectivity for certain chemical reactions (i.e., byproducts and waste are minimized and the desired reaction is maximized). Potential applications for this nanotechnology include new processes for direct synthesis of hydrogen peroxide and production of propylene oxide. This same technique can also be used to regenerate spent precious metal catalysts and to improve volatile organic compound oxidation, naphtha reforming and fuel cell catalysts. Headwaters has entered into a preliminary joint venture agreement for fuel cell technology development and commercialization with the Dalian Institute of Chemical Physics of the People's Republic of China.

         o Direct Coal Liquefaction Technology. Headwaters has developed an advanced technology for producing clean liquid fuels directly from coal. Shenhua Group, China's largest coal company, has purchased elements of Headwaters' direct coal liquefaction technology for its plant to be built in Majata, China. Although completion of the plant is several years away, it is expected to become the first commercial direct coal liquefaction plant in the world with an ultimate capacity of 50,000 barrels per day.

         o Heavy Oil Upgrading Technology. HTI has obtained the exclusive worldwide license to develop, market and sublicense an innovative catalytic heavy oil upgrading technology known as
                  (HC)3. This technology is a hydrocracking process used for upgrading heavy oil, bitumen or bottom-of-the-barrel residual oil into synthetic crude or clean liquid fuels. The process uses a proprietary, highly active molecular catalyst. There are several heavy oil upgrading plants located around the world that could immediately apply and benefit from the (HC)3 technology with minimal modification to plant and equipment.

         o Gas-To-Liquids Technology. Commercialization of slurry-phase Fischer-Tropsch ("FT") technology provides a new source of clean diesel fuels from fossil fuel resources. HTI has developed a skeletal-iron FT catalyst specifically designed for slurry-phase reactors that converts gaseous materials into a range of liquid fuels. We believe that HTI's skeletal-iron FT catalyst is stronger and more economical to utilize than conventional FT catalysts and that existing petrochemical and chemical plants could be adapted to produce diesel fuel.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

         Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

The profitability of Covol Fuels depends on the continued existence of tax credits under Section 29 of the Internal Revenue Code, which is scheduled to expire on December 31, 2007.

         Covol Fuels' license fees and revenues from sales of chemical reagents depend on the ability of our licensees and customers to manufacture and sell qualified synthetic fuels that generate tax credits. Under current law, Section 29 tax credits are not available for synthetic fuel sold after December 31, 2007. In addition, there have been initiatives from time to time to consider the early repeal or modification of Section 29. Recently, a bill has been introduced in the United States House of Representatives that would repeal the Section 29 credit for synthetic fuel produced from coal. If Section 29 expires at the end of 2007 or if it is repealed or adversely modified, synthetic fuel facilities would probably either close or substantially curtail production. At this time, given current prices of coal and costs of synthetic fuel production, we do not believe that production of synthetic fuel will be profitable absent the tax credits. In addition, if our licensees close their facilities or materially reduce production activities (whether after 2007, upon earlier repeal or adverse modification of Section 29 or for any other reason), it would have a material adverse effect on the revenues and net income of Headwaters. Furthermore,
Section 29 tax credits are subject to phase-out after the unregulated oil price reaches $50.14 per barrel (the trading price on July 12, 2004 was $39.50 per barrel), adjusted annually for inflation.

Ongoing financial profitability of Covol Fuels depends upon our licensees' demand for Section 29 tax credits, which in turn depends on our licensees' taxable income.

         Covol Fuels' business depends upon the ability of our licensees and chemical reagent customers to utilize Section 29 tax credits. Their ability to utilize tax credits, in turn, depends upon their other taxable income. A decline in the profitability of our licensees could reduce their ability to utilize tax credits, and, in turn, could lead to a reduction in the production of synthetic fuel at their facilities. Such licensees could sell their facilities to a taxpayer with more capacity to utilize the tax credits, but any such transfer could result in short-term or long-term disruption of operations. Accordingly, the decline in profitability of our licensees or chemical reagent customers could have a material adverse effect on the revenues and net income of Headwaters.

IRS reviews under Section 29 may adversely affect our licensees' production of synthetic fuel.

         The issuance of PLRs under Section 29 by the IRS is important to the willingness of the owners of synthetic fuel facilities to operate and to their ability to transfer ownership of those facilities. However, PLRs may be modified or revoked by the IRS.

         The IRS has suspended the issuance of PLRs to synthetic fuel facility owners several times in the past, and there can be no assurance that the IRS will not suspend the issuance of PLRs in the future. In June 2003, the IRS stated in summary in Announcement 2003-46 that it "has had reason to question the scientific validity of test procedures and results that have been presented as evidence that fuel underwent a significant chemical change, and is currently reviewing information regarding these test procedures and results," and that pending its review of the issue it was suspending the issuance of new PLRs regarding significant chemical change.

         The IRS release of Announcement 2003-46 caused certain of Headwaters' licensees to reduce or cease synthetic fuel production, which resulted in a material adverse impact on Headwaters' revenues and net income. In October 2003, the IRS stated, in summary, in Announcement 2003-70 that it continues to question whether the processes it had approved under its long-standing ruling practice produce the necessary level of chemical change required under Section 29 and Revenue Ruling 86-100. Nonetheless, the IRS indicated that it would continue to issue PLRs regarding chemical change under the standards set forth in Revenue Procedures 2001-30 and 2001-34, and that the industry's chemical change test procedures and results are scientifically valid if applied in a consistent and unbiased manner. Although the IRS resumed its practice of issuing PLRs, it expressed continuing concerns regarding the sampling and data/record retention practices prevalent in the synthetic fuels industry.

         The full effect that Announcement 2003-70 (or future suspensions or pronouncements similar to Announcement 2003-46) may have on the industry is unknown. The expression of IRS concern regarding current practices in the industry may have a material adverse effect on the willingness of buyers to engage in transactions or on the willingness of current owners to operate their facilities. If current owners are unable to sell their facilities or are unwilling to operate them, production will not be maximized, materially adversely affecting our revenues and net income. We cannot predict whether the IRS may conduct reviews or investigations of Section 29 tax credits in the future, or whether the outcome of IRS audits involving licensees would be favorable.

Senate investigation of Section 29 tax credits may adversely affect Covol Fuels.

         On October 30, 2003, the Permanent Subcommittee on Investigations of the Government Affairs Committee of the United States Senate issued a notification of pending investigations. The notification listed, among others, the synthetic fuel tax credit as a new item. In March 2004, the Subcommittee described its investigation as follows:

         The Subcommittee is continuing its investigation [of] tax credits claimed under Section 29 of the Internal Revenue Code for the sale of coal-based synthetic fuels. This investigation is examining the utilization of these tax credits, the nature of the technologies and fuels created, the use of these fuels, and others aspects of Section
         29. The investigation will also address the IRS' administration of
         Section 29 tax credits.

         The effect that the Subcommittee investigation of synthetic fuel tax credits may have on the industry is unknown. While the investigation is pending, it may have a material adverse effect on the willingness of buyers to engage in transactions to purchase synthetic fuel facilities or on the willingness of current owners to operate their facilities, and may materially adversely affect our revenues and net income. We cannot make any assurances as to the timing or ultimate outcome of the Subcommittee investigation, nor can we predict whether Congress or others may conduct investigations of Section 29 tax credits in the future.

Covol Fuels' licensees are subject to audit by the IRS, and the IRS may challenge or disallow Section 29 tax credits claimed.

         Licensees are subject to audit by the IRS. The IRS may challenge whether Covol Fuels' licensees satisfy the requirements of Section 29, or applicable PLRs, including placed-in-service requirements, or may attempt to disallow Section 29 tax credits for some other reason. The IRS has initiated audits of certain licensee-taxpayers who claimed Section 29 tax credits, and the outcome of any such audit is uncertain. Recently, a licensee announced that IRS field auditors have issued a notice of proposed adjustment challenging the placed-in-service date of three of its synthetic fuel facilities. The licensee believes that the facilities meet the placed-in-service requirement, however, the matter is at an early stage and the timing and final results of the audit are unknown. In the event that tax credits are disallowed, licensees may seek recovery from Covol Fuels for operational or other reasons, although we believe there would be no basis for such claims. The inability of a licensee to claim
Section 29 tax credits also would reduce our future income from the licensee. In addition, IRS audit activity may have a material adverse effect on the willingness of buyers to engage in transactions to purchase synthetic fuel facilities or on the willingness of current owners to operate their facilities. If current owners are unable to sell their facilities or are unwilling to operate them at full capacity, production will not be maximized, materially adversely affecting our revenues and net income.

Demand for Section 29 tax credits may be influenced by negative publicity involving the industry or transactions principally motivated by the reduction of taxes.

         There has been public scrutiny, by the media and by policymakers, of
Section 29. Outside the Section 29 context, there has been increased public scrutiny of transactions motivated principally by the reduction of federal income taxes. Our licensees could determine that the risk of negative publicity or public scrutiny associated with the Section 29 tax credits exceeds the financial benefits from the utilization of the credits. Such licensees may seek to mitigate or eliminate such risk by reducing or ceasing production of synthetic fuel or disposing of their facilities, resulting in short-term or long-term disruption of operations, in which case our revenues could be materially adversely affected.

Ongoing financial profitability of Covol Fuels depends on a small number of licensees.

         Covol Fuels has licensed its coal-based solid synthetic fuel technology to a limited number of licensees. Under current law, facilities must have been placed into service prior to July 1, 1998 to be eligible for Section 29 tax credits, so Covol Fuels' business primarily depends on existing licensees and chemical reagent customers. If any of Covol Fuels' significant licensees or chemical reagent customers shuts down its facilities, operates its facilities at low production levels or sells its facilities resulting in short-term or long-term disruption of operations, our revenues and net income could be materially adversely affected. Covol Fuels' licensees must address all operational issues including, but not limited to, feedstock availability, cost, moisture content, Btu content, correct chemical reagent formulation and application, operability of equipment, product durability and overall costs of operations. In some cases, licensees may be forced to relocate plants and enter into new strategic contracts to address marketing and operational issues. Licensee plant relocations disrupt production and delay generation of license fees paid to us.

         The growth of Covol Fuels' revenues has depended in part on increased production over time of coal-based solid synthetic fuel by its licensees. While to date efficiencies in production and improvements in equipment and processes used at facilities have allowed increased production, capacity is ultimately finite for the specific facilities and could ultimately limit future growth.

Covol Fuels must be able to develop and improve synthetic fuel technologies.

         For Covol Fuels to remain competitive, we must be able to develop or refine our technologies to keep up with future synthetic fuel requirements. As licensees develop and modify their operations and choices of coal feedstocks, we will need to modify existing methods or find new methods, know-how, additives and other techniques to meet licensee and customer demands, such as demands for improved efficiencies, lower costs and improvements in synthetic fuel products, including chemical change and improved combustion characteristics. If we are unable to develop or refine our technologies, the revenues and business of Covol Fuels could be materially harmed.

ISG's growth is dependent upon increased use and market acceptance of fly ash.

         ISG's growth has been and continues to be dependent upon the increased use of fly ash in the production of concrete. ISG's marketing initiatives emphasize the environmental, cost and performance advantages of replacing portland cement with fly ash in the production of concrete. If ISG's marketing initiatives are not successful, ISG may not be able to sustain its growth.

ISG's business is dependent upon the price and supply of fly ash alternatives.

         A significant portion of ISG's business is based on the use of fly ash as a replacement for portland cement in concrete products. At times, there may be an overcapacity of cement in the world market, causing potential price decreases. The markets for ISG's products are regional, in part because of the costs in transporting CCPs, and ISG's business is affected by the availability and cost of competing products in the specific regions where it conducts business. If competing products become available at more competitive costs, ISG's sales, revenue and net income could decrease.

ISG's business could be adversely affected by fluctuations in weather and construction cycles.

         ISG manages and markets CCPs and uses CCPs to produce construction materials. Utilities produce CCPs year-round. In comparison, sales of CCPs are generally keyed to construction market demands that tend to follow national trends in construction with predictable increases during temperate seasons. ISG's CCP sales have historically reflected these seasonal trends, with the largest percentage of total annual revenues being realized in the quarters ended June 30 and September 30. Low seasonal demand normally results in reduced shipments and revenues in the quarters ended March 31 and December 31.

         The CCP industry is cyclical because of its dependence on building construction and highway construction, including infrastructure repair, and is affected by changes in general and local economic conditions. State construction budgets are affected adversely by economic downturns. A downturn in the economy in one or more markets that ISG serves could have a material adverse effect on ISG's sales.

If ISG's coal-fired electric utility industry suppliers fail to provide ISG with high quality CCPs on a timely basis, ISG's costs could increase and our growth could be hindered.

         ISG relies on the production of CCPs by coal-fired electric utilities. ISG has occasionally experienced delays and other problems in obtaining high quality CCPs from its suppliers and may in the future be unable to obtain high quality CCPs on the scale and within the time frames required by ISG to meet its customers' needs. If ISG is unable to obtain CCPs or if it experiences a delay in the delivery of high quality CCPs, ISG may be forced to incur significant unanticipated expenses to secure alternative sources or to otherwise maintain supply to its customers. Moreover, its revenues could be adversely affected if these customers choose to find alternatives to ISG products.

If we do not successfully integrate Eldorado with our existing business, we may not realize the expected benefits of the acquisition.

         In June 2004, we purchased all of the ownership interests of Eldorado Stone LLC ("Eldorado"). Eldorado manufactures, distributes and sells the

Eldorado Stone brand of architectural manufactured stone. There is a significant degree of difficulty and management distraction inherent in the process of integrating Eldorado, even though senior management of Eldorado continues to operate the business. These difficulties include:

         --Integrating Eldorado with our construction materials business, ACM, while maintaining the ongoing operations of each business;

         --Coordinating geographically separate organizations;

         --Integrating the business cultures of the companies, which may prove to be incompatible; and

         --Retaining key officers and personnel.

         Eldorado has a work force of approximately 1,500 employees. The combination with Headwaters has resulted in the combined company having more than 2,500 employees, which substantially increases Headwaters' current workforce. Integration of these additional employees, many of whom are manufacturing plant workers, could result in integration issues, including issues related to human resource benefit plans and an increase in EEOC claims and claims for workers compensation.

         As we integrate Eldorado into our business, we also have increased significantly our sales and products. Eldorado has manufacturing facilities in nine locations throughout the United States. Headwaters has limited manufacturing experience and may not be able to resolve manufacturing issues or increase efficiencies at manufacturing plants. We cannot assure you that we can realize our strategy to integrate the Eldorado and ACM sales forces and distribution networks or to sell ACM products through Eldorado Stone's distribution network. The integration process requires us to expand significantly our operational and financial systems, which increases the operating complexity of our systems. Implementation of controls, systems and procedures may be costly and time-consuming.

         We cannot assure you that we will successfully or cost-effectively integrate the businesses. The failure to do so could have a material adverse effect on our business, financial condition and results of operations. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Eldorado or our existing businesses. Members of Headwaters' and ISG's senior management are required to devote considerable amounts of time to the integration, which could decrease the time they will have to manage Headwaters' existing businesses, with an adverse effect on providing services to existing customers and developing new customers and products.

If Headwaters cannot invest additional capital into Eldorado, we may not realize the intended benefits of the acquisition.

         In the year ended December 31, 2003, Eldorado made capital expenditures of approximately $8.5 million. Such expenditures may be insufficient to support and sustain Eldorado's growth. Headwaters believes that additional capital will be required for growth and other purposes, including some retrofitting of plants to enable the use of fly ash as a replacement for portland cement in the construction of manufactured stone.

Eldorado's market is seasonal and cyclical, and factors affecting the residential construction market may adversely affect our business.

         Eldorado's market is seasonal and cyclical. The majority of Eldorado's sales are in the residential construction market. If there is an increase in interest rates or any slow down in new housing starts or remodeling activities, there may be a negative effect on Eldorado's sales and our business could be adversely affected.

HTI's technologies may not be commercially developed and marketed profitably.

         Although HTI has developed and patented several technologies, commercialization of these technologies is in initial stages. Market acceptance of these technologies will depend on our ability to enter into agreements with licensees or joint venturers to further develop and provide adequate funding to commercialize the technologies. We can give no assurance that we will be able to enter into these agreements or that adequate funding will be available to fully develop and successfully commercialize its technologies or that they can be marketed profitably.

HTI will conduct business in China, where intellectual property and other laws, as well as business conditions, could create risks.

         HTI has entered into agreements with Shenhua Group, the largest coal company in the People's Republic of China, to license its direct coal liquefaction technology for use in a plant in China. We have entered into a preliminary joint venture agreement for fuel cell technology development and commercialization with the Dalian Institute of Chemical Physics in China, using our nanotechnology. In addition, other HTI activities are likely to involve licensing of other technologies in China. There is the risk that foreign intellectual property laws will not protect our intellectual property to the same extent as under United States laws, leaving us vulnerable to competitors who may attempt to copy our products, processes or technologies. Further, the legal system of China is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. As these laws, regulations and legal requirements are relatively new and because of the limited volume of published case law and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty. These uncertainties could limit the legal protection or recourse available to us. In addition, dependence on foreign licenses and conducting foreign operations may subject us to increased risk from political change, ownership issues or repatriation or currency exchange concerns.

Environmental regulations could adversely affect our business.

         Our operations and those of our suppliers and customers involved in coal-based energy generation, primarily utilities, are subject to federal, state and local environmental regulation. The coal-based solid synthetic fuel operations of Headwaters and its licensees are subject to federal, state and local environmental regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of waste products. In order to establish and operate the synthetic fuel plants, power plants and operations to collect and transport CCPs and bottom ash, we, our licensees and customers have obtained various state and local permits and must comply with processes and procedures that have been approved by regulatory authorities. Compliance with permits, regulations and the approved processes and procedures help protect against pollution and contamination, and are critical to our business. Although we believe that we and our licensees and customers are in substantial compliance with environmental regulations, permits and approved processes and procedures, any failure to comply could result in the issuance of substantial fines and penalties and cause us to incur environmental liabilities.

         The federal Clean Air Act of 1970 and subsequent amendments (particularly the Clean Air Act Amendments of 1990), and corresponding state laws, regulate the emissions of materials into the air, and in certain circumstances require installation of emission control technologies that affect the operation of coal-fired utility power plants. Current and future emission regulations may have an adverse impact on the quantity and quality of CCPs produced by utilities and may add to the costs of operating a power plant. Because ISG manages and markets CCPs produced by coal-fired utilities, regulations that restrict coal-burning, make it more expensive or affect the quantity and quality of CCPs produced by utilities could adversely affect ISG's business.

         Materials sold by ISG vary in chemical composition. While CCPs generally have been excluded from regulation as "hazardous wastes," the EPA is planning to publish proposed rules for CCPs generated by commercial electric power producers in August 2004 and for management of CCPs at mine facilities in July 2005 which will address, among other things, state and regional solid waste plans for CCPs disposed of in landfills or surface impoundments, or used to fill surface or underground mines. These proposed rules could make coal burning more expensive or less attractive to ISG's utility clients. ISG manages a number of landfill and pond operations that may be affected by EPA's proposed regulations. ISG is engaged in providing services at one landfill operation that is permitted and managed as a hazardous waste landfill. ISG provides the services necessary to landfill the client's hazardous wastes and operates certain in-plant equipment and systems for the client. Accordingly, there can be no assurance that ISG will not be named in any third-party claims relating to the project.

         CCPs contain small concentrations of metals that are considered as "hazardous substances" under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). Land application of CCPs is regulated by a variety of federal and state statutes, which impose testing and management requirements to ensure environmental protection. Under certain circumstances, mismanagement of CCPs could give rise to CERCLA liability.

         Eldorado is in the process of obtaining additional environmental permits for its manufacturing facilities. We cannot assure you that Eldorado can obtain such permits in a timely manner or at all, and failure to obtain such permits may result in additional costs and/or fines.

         HTI's ordinary course of business requires using its facilities to perform research and development activities involving coal, oil, chemicals and energy technologies, including liquefaction of coal. As a result, petroleum and other hazardous materials have been and are present in and on HTI's properties. Regulatory noncompliance or accidental discharges, in spite of safeguards, could create an environmental liability. Therefore our operations entail risk of environmental damage, and we could incur liabilities in the future arising from the discharge of pollutants into the environment or from waste disposal practices.

We are involved in significant litigation and are subject to potential claims relating to our business.

         We are a party to some significant legal proceedings and are subject to potential claims regarding operation of our business. These proceedings will require that we incur substantial costs, including attorneys' fees, managerial time and other personnel resources and costs in pursuing resolution. Adverse resolution of these proceedings could have a materially negative effect on our business.

We have significant competition.

         Headwaters experiences competition from traditional coal and fuel suppliers and companies involved with natural resources, in addition to those companies that specialize in the use and upgrading of industrial byproducts.

Many of these companies have greater financial, management and other resources than Headwaters and may be able to take advantage of acquisitions and other opportunities more readily. There can be no assurance that Headwaters will be able to do so successfully.

         Coal-based solid synthetic fuels made using Covol Fuels' technologies, from which Covol Fuels derives license revenues and revenues from sales of chemical reagents, compete with other synthetic fuel products, as well as traditional fuels. Covol Fuels competition includes the marketing of competitive chemical reagents and the marketing of end products qualifying as synthetic fuel. Covol Fuels competes with other companies possessing technologies to produce coal-based solid synthetic fuels and companies that produce chemical reagents such as Nalco Chemical Company and Accretion Technologies, LLC.

         Covol Fuels also experiences competition from traditional coal and fuel suppliers and companies involved with natural resources, in addition to those companies that specialize in the use and upgrading of industrial byproducts. These companies may have greater financial, management and other resources than Headwaters has. Further, many industrial coal users are limited in the amount of synthetic fuel product they can purchase from Covol Fuels' licensees because they have committed to purchase a substantial portion of their coal requirements through long-term contracts for standard coal.

         Synthetic fuel technology and the use of CCPs are the subject of extensive research and development by our competitors. If competitive technologies are developed that greatly increase the demand for CCPs or reduce the costs of synthetic fuels or other resources, the economic viability of our technologies and business could be adversely affected.

         Generally, the business of marketing traditional CCPs and construction materials is intensely competitive. ISG has substantial competition in three main areas: obtaining CCP management contracts with utility and other industrial companies; marketing CCPs and related industrial materials; and marketing its construction materials. ISG has a presence in every region in the United States, but because the market for the management of CCPs is highly fragmented and because the costs of transportation are high relative to sales prices, most of the competition in the CCP management industry is regional. There are many local, regional and national companies that compete for market share in these areas with similar products and with numerous other substitute products. Although ISG typically has long-term CCP management contracts with its clients, some of such contracts provide for the termination of such contract at the convenience of the utility company upon a minimum 90-day notice. Moreover, certain of ISG's most significant regional CCP competitors appear to be seeking a broader national presence. These competitors include Lafarge North America Inc., Boral Material Technologies Inc. and Cemex. Construction materials are produced and sold regionally by the numerous owners and operators of concrete ready-mix plants. Producers with sand and gravel sources near growing metropolitan areas have important transportation advantages. In Texas, ISG's most important construction materials market, Featherlite Building Products is among ISG's competitors. Certain of these competitors have substantially greater resources than Headwaters and ISG. If they were to begin to compete in the national market, or in regions where they currently do not have operations, ISG's business may be materially adversely affected.

         Eldorado competes with both national and regional manufacturers and suppliers of architectural stone veneer products. On the national level, Eldorado's primary competitor is Cultured Stone, a division of Owens Corning. Certain of Eldorado's competitors, including Owens Corning, may have greater financial, manufacturing and distribution resources than Headwaters.

         Many of the world's major chemical companies are devoting significant resources to researching and developing nanocatalysts and catalytic processes. These companies have greater financial, management and other resources than

Headwaters has. Headwaters' strategy is to enter into license agreements or joint ventures with major chemical companies for the further development and commercialization of Headwaters' nanocatalyst technologies.

Our business strategy to grow through acquisitions may not be successful.

         An important business strategy of Headwaters is growth through acquisitions. Our ability to successfully implement our strategy is subject to a number of risks, including difficulties in identifying acceptable acquisition candidates, consummating acquisitions on favorable terms and obtaining adequate financing, which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. In addition, if we consummate acquisitions through an exchange of our securities, our existing stockholders could suffer dilution. Successful management and integration of acquisitions are subject to a number of risks, including difficulties in assimilating acquired operations, including loss of key employees, diversion of management's attention from core business operations, assumption of contingent liabilities and incurrence of potentially significant write-offs. There can be no assurance that we will be successful in implementing our acquisition strategy, that such strategy will improve our operating results or that these activities will not have a dilutive effect on existing stockholders.

If we are unable to manage the growth of our business successfully, our revenues and business prospects could suffer.

         We have experienced significant growth recently, both internally and through acquisitions. We may not be able to successfully manage the increased scope of our operations or a significantly larger and more geographically diverse workforce as we expand. Any failure to successfully manage growth could harm our business and financial results. Additionally, growth increases the demands on our management, our internal systems, procedures and controls. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial and other systems, procedures and controls, which will increase our costs and may reduce our profitability. We may be unable to successfully implement improvements to our information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Our business could be harmed if we are unable to protect our proprietary intellectual property.

         We rely primarily on a combination of trade secrets, patents, copyright and trademark laws and confidentiality procedures to protect our intellectual property. Despite these precautions, unauthorized third parties may misappropriate, infringe upon, copy or reverse engineer portions of our technology. We do not know if current or future patent applications will be issued with the scope of the claims sought, if at all, or whether any patents issued will be challenged or invalidated. Our business could be harmed if we infringe upon the intellectual property rights of others. We have been, and may be in the future, notified that we may be infringing intellectual property rights possessed by third parties. If any such claims are asserted against us, we may seek to enter into royalty or licensing arrangements. There is a risk in these situations that no license will be available or that a license will not be available on reasonable terms, precluding our use of the applicable technology. Alternatively, we may decide to litigate such claims or attempt to design around the patented technology. These actions could be costly and would divert the efforts and attention of our management and technical personnel. As a result, any infringement claims by third parties or claims for indemnification by customers resulting from infringement claims, whether or not proven to be true, may materially harm our business and prospects.

We have significant debt service requirements.

         As of June 30, 2004, we had approximately $229.6 million of total debt outstanding, including $48.8 million of senior indebtedness under our senior secured credit facility and $172.5 million of the notes. Subject to restrictions in our senior secured credit facility, we may also incur significant amounts of additional debt for working capital, capital expenditures and other purposes. Our combined debt total could have important consequences for our company, including the following:

         o we may have difficulty borrowing money for working capital, capital expenditures, acquisitions or other purposes;
         o we will need to use a large portion of our cash flow to pay interest and the required principal payments on borrowings under our senior secured credit facility and the notes, which will reduce the amount of money available to finance our operations, capital expenditures and other activities;
         o our senior secured credit facility has a variable rate of interest, which exposes us to the risk of increased interest rates;
         o borrowings under our senior secured credit facility are secured by all our assets;
         o we may be more vulnerable to economic downturns and adverse developments in our business;
         o we may be less flexible in responding to changing business and economic conditions, including increased competition and demand for new products and services; and
         o        we may not be able to implement our business plans.

         Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. There can be no assurance that our business will continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms or without substantial additional expense to us. Significant acquisitions may be funded with additional indebtedness, which would increase debt service requirements. These and other factors could have a material adverse effect on our results of operations, liquidity and financial condition.

Covenant restrictions under our senior secured credit facility may limit our ability to operate our business.

         Our senior secured credit facility, which includes a term loan facility, contains, among other things, covenants that may restrict our ability to finance future operations or capital needs, to acquire additional businesses or to engage in other business activities. The senior secured credit facility requires approval for new acquisitions funded with aggregate cash consideration in excess of $50 million. In addition, our senior secured credit facility sets forth covenants requiring us to maintain specified financial ratios and satisfy certain financial condition tests which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. A breach of any of these covenants could result in a default under our senior secured credit facility, in which event our lenders could elect to declare all amounts outstanding to be immediately due and payable, which could materially and adversely affect our financial condition and results of operations. The indenture for the notes does not restrict the amount of indebtedness, including senior indebtedness, that we may incur.

Risks Related to the Notes and our Common Stock

The notes are subordinated in right of payment to our existing and future senior indebtedness and are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

         The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness. As of June 30, 2004, we had approximately $48.8 million of senior indebtedness outstanding. Because the notes are subordinated to our senior indebtedness, in the event of (1) our liquidation or insolvency, (2) a payment default on specified types of our senior indebtedness (as defined in "Description of Notes-Subordination of Notes"), (3) a covenant default on our senior indebtedness entitling holders of senior indebtedness to accelerate that indebtedness or (4) acceleration of the notes, we will be limited in our ability to make payment on the notes until after our senior indebtedness has been paid in full. After paying our senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes. The indenture for the notes does not restrict the amount of indebtedness, including senior indebtedness, that we may incur.

         In addition, the notes are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. At June 30, 2004, our subsidiaries had approximately $40.8 million of indebtedness and other liabilities outstanding. The indenture for the notes does not restrict the amount of indebtedness or other liabilities that our subsidiaries may incur. We expect from time to time to incur additional indebtedness and other liabilities, which could affect our ability to pay our obligations under the notes. See "Description of Notes-Subordination of Notes."

There is no public market for the notes, which could limit their market price or the ability to sell them for an amount equal to or higher than their initial offering price.

         The notes are a new issue of securities for which there currently is no trading market. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading on The Nasdaq Stock Market. The initial purchasers advised us at the time of the offering of the notes that they intend to make a market in the notes, but they are not obligated to do so, and if they do make a market in the notes they may stop at any time. As a result, we cannot provide any assurance that a market will develop for the notes or that you will be able to sell your notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the trading price for our common stock, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any disruption may not adversely affect the prices at which you may sell your notes.

We may not have the ability to raise the funds necessary to finance the repurchase of the notes or may otherwise be restricted from making such repurchase if required by holders pursuant to the indenture.

         On June 1, 2011, or in the event of a "designated event" under the indenture, holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest, including liquidated damages, if any, to, but excluding, the repurchase date. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of notes. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the repurchase of the notes under certain circumstances, or may provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain such consent or refinance the debt, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness, causing much or all of our indebtedness to become due simultaneously when we are unable to pay it.

The price of our common stock historically has been volatile. This volatility may make it difficult for you to resell the notes or the common stock into which the notes are convertible, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.

         The market price for our common stock has been and may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

         o variations in our quarterly operating results from our expectations or those of securities analysts or investors;
         o downward revisions in securities analysts' estimates or changes in general market conditions;
         o IRS or other governmental actions, including Congressional hearings and investigations relating to Section 29 tax credits and media coverage relating thereto;
         o announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
         o        additions or departures of key personnel;
         o        insider selling or buying;
         o        regulatory developments affecting our industry;
         o        general technological or economic trends; and
         o        other matters discussed in "Risk Factors."

         In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

         Subject to certain conditions, the notes will be convertible into shares of our common stock. The market price of our common stock historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the price of our common stock.

         In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of June 30, 2004, we had outstanding 33,586,430 shares of our common stock and options to purchase 3,358,792 shares of our common stock (of which 1,999,103 are currently exercisable). The sale or the availability for sale of a large number of shares of our common stock in the public market could adversely affect the price of our common stock.

Our reported diluted earnings per share may have to be restated due to a potential change in accounting guidance.

         At a recent Emerging Issues Task Force meeting, the Task Force discussed the accounting for contingently convertible debt instruments. As discussed in "Description of Notes," the notes have such features. Under current interpretations of FASB Statement No. 128, "Earnings per Share," we exclude the potential common shares underlying the notes from the calculation of diluted earnings per share until such time as the contingent conversion features are met. The Task Force reached a tentative conclusion that the contingently issuable shares guidance in Statement No. 128 does not apply to convertible debt. As a result, the dilutive effect of contingently convertible debt would be included in the calculation of diluted earnings per share immediately upon issuance of the debt instrument. If the Task Force's conclusion is confirmed, we could be required to retroactively restate diluted earnings per share to include the effect of our contingently convertible debt from the issuance date forward as if it was converted. This restatement, which would have the effect of reducing our diluted earnings per share, may depress the price of our common stock.

The trading prices for the notes could be directly affected by the trading prices for our common stock, which are impossible to predict.

         The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

         The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under "Description of Notes-Conversion of Notes-Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common shares for cash, that may adversely affect the trading price of the notes or the common shares. We cannot assure you that an event that adversely affects the value of the notes or our common stock, but does not result in an adjustment to the conversion rate, will not occur.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

         The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of Headwaters common stock could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

         If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but if you subsequently convert your notes to common stock you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

You should consider the United States federal income tax consequences of owning the notes.

         Under the indenture governing the notes, we will agree, and by acceptance of a beneficial interest in a note each holder will have deemed to have agreed, to treat the note as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments.

         Consequently, despite some uncertainty as to the proper application of such regulations, the notes will be treated as issued with original issue discount for United States federal income tax purposes, and you will be required to include such original issue discount in your income as it accrues at a constant rate of 8.00% per year (subject to certain adjustments), compounded semi-annually, which represents the yield on our comparable non contingent, non-convertible, fixed rate debt instruments with terms and conditions otherwise similar to the notes. The amount of original issue discount required to be included by you in income for each year generally will be in excess of the payments and accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual regular interest payments and accruals and any contingent interest payments) in that year.

         You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note will be treated as ordinary interest income; any loss will be ordinary loss to the extent of original issue discount previously included in income, and thereafter as capital loss. A discussion of the United States federal income tax consequences of ownership of the notes is contained in this offering memorandum under the heading "Material United States Federal Income Tax Considerations."

         You are strongly urged to consult your tax advisor as to the U.S. federal, state, local, non-U.S. or other tax consequences of acquiring, owning, and disposing of the notes.

We have never paid dividends and do not anticipate paying any dividends on our common stock in the future, so any short-term return on your investment will depend on the market price of our capital stock.

         We currently intend to retain any earnings to finance our operations and growth. The terms and conditions of our senior secured credit facility restrict and limit payments or distributions in respect of our capital stock.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

         We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, including the adoption of a "poison pill," which could be used defensively if a takeover is threatened. The ability of our board of directors to create and issue a new series of preferred stock and certain provisions of Delaware law and our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Forward-looking statements include Headwaters' expectations as to the managing and marketing of coal combustion products, operations of facilities utilizing alternative fuel technologies, the marketing of synthetic fuels, the availability of tax credits, the availability of feed stocks, the receipt of licensing fees, royalties, and product sales revenues, the development, commercialization, and financing of new technologies and other strategic business opportunities and acquisitions, including without limitation, other information about Headwaters. Actual results may vary materially from such expectations. Words such as "expects," "anticipates," "targets," "goals," "projects," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking. For a discussion of the factors that could cause actual results to differ from expectations, please see the captions entitled "Forward-looking Statements" and "Risk Factors" in Item 7 of our Form 10-K for the year ended September 30, 2003 and the Risk Factors described in this Prospectus. There can be no assurance that our results of operations will not be adversely affected by such factors. Unless legally required, we undertake no obligation to revise or update any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the applicable report.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                           PROCEEDS FROM THE OFFERING

         We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. All proceeds from the sale of the shares will be for the benefit of the selling securityholders. See "Selling Securityholders" and "Plan of Distribution" below.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                                           Six Months
                                                            Year Ended September 30,                     Ended March 31,
                                                            ------------------------                     ---------------
                                             1999        2000         2001         2002         2003         2004
                                             ----        ----         ----         ----         ----         ----
Ratio of earnings to fixed charges           N/A         2.23         41.53        65.38        4.51         4.80

         The ratio of earnings to fixed charges is computed by dividing pre-tax income (loss) from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges and less capitalized interest, by fixed charges. Fixed charges consist of interest expense, including interest expense from amortized premiums, discounts, and capitalized expenses related to indebtedness, and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus preferred equity dividends. Earnings were insufficient to cover fixed charges for the year ended September 30, 1999 by approximately $28.4 million.

                              DESCRIPTION OF NOTES

         We issued the notes under a contract called an indenture dated as of June 1, 2004, between Headwaters, as issuer, and Wells Fargo Bank, N.A., as trustee. The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as a holder of the notes. You may request copies of these documents at our address shown under the caption "Documents Incorporated by Reference." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

         The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

         As used in this "Description of Notes" section, references to "Headwaters," "we," "our" or "us" refer solely to Headwaters Incorporated and not to our subsidiaries.

General

         The notes are our direct, unsecured, senior subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness, equal in priority with any of our future unsecured, senior subordinated indebtedness and senior in right of payment to any unsecured subordinated indebtedness that we may incur in the future. The notes are effectively junior to our subsidiaries' indebtedness and other liabilities, including trade payables. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "--Subordination of Notes." The notes are convertible into common stock upon certain conditions, as described under "--Conversion of Notes."

         We issued $172,500,000 in aggregate principal amount of notes. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on June 1, 2016 unless earlier converted, redeemed or repurchased. We may from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

         Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, making investments, incurring debt, including senior indebtedness, granting liens or mortgages, or issuing or repurchasing our securities.

         You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "--Repurchase at Option of the Holder" and "--Repurchase at Option of the Holder Upon a Designated Event."

         Under the indenture we agree, and by acceptance of a beneficial interest in the notes each beneficial owner of the notes is deemed to have agreed, among other things, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat the fair market value of any stock received upon any conversion of the notes as a contingent payment. However, the characterization of instruments such as the notes and the application of such regulations is uncertain in several respects. See "Material United States Federal Income Tax Considerations."

         The notes bear interest at a rate of 2?% per annum. We will pay interest on June 1 and December 1 of each year, beginning December 1, 2004, to securityholders at the close of business on the preceding May 15 and November 15, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, falls after a record date and prior to the corresponding interest payment date. Interest will accrue from June 1, 2004 or from the most recent date to which interest has been paid or duly provided for. We will pay contingent interest under certain circumstances as described under "--Contingent Interest." Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

         We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of principal and interest, and for the presentation of notes for conversion, registration of transfer or exchange for other denominations which shall initially be an office or agency of the trustee. We may pay interest either:

         o by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

         o        by transfer to an account maintained by you in the United
                  States.

         However, payments on the global note will be made to The Depository Trust Company, New York, New York, which we refer to as DTC, by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

         You may convert any of your notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

         o        upon satisfaction of a market price condition;

         o        upon a credit ratings event;

         o        upon satisfaction of a trading price condition;

         o        upon notice of redemption; or

         o        upon specified corporate transactions.

         The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is

33.3333 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of $30.00 per share.

         If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your repurchase election. Similarly, if you exercise your option to require us to repurchase your notes other than upon a designated event, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. Upon conversion of a note, the holder will not receive any cash payment of interest, including contingent interest and liquidated damages, if any, (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay:

         o        the principal amount of the note; and

         o accrued but unpaid interest, including contingent interest and liquidated damages, if any, attributable to the period from the most recent interest payment date to the conversion date.

         As a result, accrued but unpaid interest, including contingent interest and liquidated damages, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

         Notwithstanding the preceding two paragraphs, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and liquidated damages, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest and liquidated damages, if any, payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) if we have specified a purchase date following a designated event that is during such period or (3) only to the extent overdue interest, overdue contingent interest or overdue liquidated damages, if any, exists at the time of conversion with respect to such note.

         Conversion Upon Satisfaction of Market Price Condition

         Prior to June 1, 2011, you may surrender your note for conversion into our common stock during any calendar quarter commencing after June 30, 2004 if the closing sale price of our common stock exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter. If the specified threshold is met, the notes will thereafter be convertible at any time at the option of the holder prior to the close of business on the maturity date.

         At any time on or after June 1, 2011, you may also surrender your note for conversion into our common stock, if, on any date, the closing sale price of our common stock exceeds 130% of the then current conversion price. If the specified threshold is met, the notes will thereafter be convertible at any time at the option of the holder prior to the close of business on the maturity date.

         The "closing sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The Nasdaq Stock Market or by the National Quotation Bureau Incorporated. In the absence of such a quotation or reporting, we will determine the closing sale price on a basis we consider appropriate, and such determination shall be conclusive. The "conversion price" as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of a note.

         "Trading day" means a day during which trading in securities occurs on The Nasdaq Stock Market or, if the common stock is not quoted on The Nasdaq Stock Market, on the principal national or regional securities exchange on which the common stock is then listed or, if the common stock is not listed on a national or regional securities exchange, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

         Conversion Upon Credit Ratings Event

         You may surrender any and all of your notes for conversion into our common stock prior to close of business on the maturity date (1) during any period in which the credit rating assigned to the notes by Standard & Poor's or Moody's (or any successors to these entities) is three or more rating subcategories below the initial credit rating assigned by Standard & Poor's or Moody's, if Standard & Poor's and/or Moody's rates the notes or (2) if either Standard & Poor's or Moody's no longer rates the notes, or if either of these rating agencies suspends or withdraws the rating assigned to the notes, and immediately prior to such termination, suspension or withdrawal of rating the notes were rated by Standard & Poor's or Moody's, as the case may be. We are under no obligation to obtain a rating for the notes from Standard & Poor's or Moody's and currently do not intend to seek to obtain any such rating.

         Conversion Upon Satisfaction of Trading Price Condition

         Prior to the close of business on the maturity date, you may surrender your notes for conversion into our common stock during the five business day period after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time; provided, however, you may not convert your notes in reliance on this provision if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 130% of the then current conversion price of the notes.

         The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the "closing sale price" of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

         In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes. Conversion Upon Notice of Redemption

         If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

         Conversion Upon Specified Corporate Transactions

         If we elect to:

         o distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 45 days, our common stock at less than the current market price at the time of distribution (measured by averaging the closing prices for the 10 preceding trading days); or

         o distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

         In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction.

If the transaction also constitutes a designated event, you can require us to redeem all or a portion of your notes as described under "--Repurchase at Option of the Holder Upon a Designated Event."

         Conversion Procedures

         To convert an interest in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program and comply with the last four items listed below. To convert a definitive note, you must:

         o complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

         o        surrender the note to the conversion agent;

         o if required, furnish appropriate endorsements and transfer documents;

         o        if required, pay all transfer or similar taxes; and

         o if required, pay funds equal to interest, including contingent interest and liquidated damages, if any, payable on the next interest payment date.

         The date you comply with these requirements is the conversion date under the indenture. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. You will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until any conversion is effective.

         We will adjust the conversion rate if any of the following events occurs:

         o we issue common stock as a dividend or distribution on our common stock;

         o we issue to all holders of common stock certain rights or warrants to purchase our common stock;

         o        we subdivide or combine our common stock;

         o we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

                  o        rights or warrants specified above; and

                  o        dividends or distributions specified above.

         If we distribute to all holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then, unless we distribute such capital stock or similar equity interests to holders of notes in such distribution, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the ten trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

         If we distribute to all holders of our common stock cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the amount of the distribution per share. "Current market price" shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the "ex" date with respect to the distribution requiring such computation. For purpose of this paragraph, the term "ex" date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

                  o we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

         To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless, prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

      In the event of:

         o        any reclassification of our common stock;

         o        a consolidation, merger or combination involving us; or

         o a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

         You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Material United States Federal Income Tax Considerations."

         We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Material United States Federal Income Tax Considerations."

         Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

         Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of notes during any six-month period from June 1 to November 30 and from December 1 to May 31, with the initial six-month period commencing June 1, 2011, if the average trading price of the notes, determined as set forth above under "--Conversion of Notes--Conversion Upon Satisfaction of Trading Price Condition", for the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes.

         During any period when contingent interest shall be payable, the contingent interest payable per note will equal 0.40% of the average trading price of the notes during the five trading days immediately preceding the first day of the applicable six-month interest period. We will make contingent interest payments, if any, on the interest payment dates for the notes.

         We will notify the noteholders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Redemption by Headwaters

         We may redeem all or any portion of the notes at any time on or after June 1, 2007 and prior to June 4, 2011 upon at least 20 and not more than 60 days' notice by mail to the holders of the notes, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including liquidated damages, if any, and the "make whole" payment described below, if the closing sale price of our common stock exceeds 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.

         If we redeem notes as described above on or after June 1, 2007 and prior to June 4, 2011, we will make a "make whole" payment in cash, shares of our common stock or a combination thereof, at our option, equal to the present value of all remaining scheduled payments of interest on the notes to be redeemed through June 1, 2011. The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield. "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to June 1, 2011; provided, however, that if the then remaining term to June 1, 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term to June 1, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The number of shares of common stock a holder will receive will equal the amount of the make whole payment to be paid in shares, divided by 97.5% of the average of the trading prices of our common stock for the five trading days immediately preceding and including the third day prior to the date of the provisional redemption. However, we may not pay you in common stock unless we satisfy certain conditions described in the indenture. We must make these "make whole" payments on all notes called for redemption prior to June 4, 2011, including notes converted after the date we mailed the notice.

         We may redeem any portion of the notes at any time on or after June 4, 2011 upon at least 20 and not more than 60 days' notice by mail to the holders of the notes, for cash at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but not including, the redemption date. If the redemption date falls after a record date but on or prior to the next succeeding interest payment date, then, notwithstanding the preceding sentence, we will pay the full amount of accrued and unpaid interest, including contingent interest and liquidated damages, if any, on such interest payment date to the holder of record on the close of business on the corresponding record date.

         No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

         We or a third party may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we or a third party purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the initial purchasers, be re-issued or resold or may, at our or such third party's option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

         If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

         We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

         You have the right to require us to repurchase all or a portion of the notes on June 1, 2011. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

         The repurchase price payable for a note will be equal to 100% of the principal amount, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but excluding, the repurchase date.

         We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

         The repurchase notice given by you must state:

         o if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

         o the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

         o that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

         You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The withdrawal notice must state:

         o        the principal amount of the withdrawn notes;

         o if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

         o the principal amount, if any, which remains subject to the repurchase notice.

         Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note as of the repurchase date, then, on and after the repurchase date:

         o        the note will cease to be outstanding;

         o interest, including liquidated damages, if any, will cease to accrue; and

         o all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

         Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

         We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

      Repurchase at Option of the Holder Upon a Designated Event

         If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount.

         We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but excluding, the repurchase date. If the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest, including contingent interest and liquidated damages, if any, on such interest payment date to the record holder on the close of business on the relevant record date.

         We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the second business day immediately preceding the 30th day after the date of our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

         A "designated event" will be deemed to have occurred upon a fundamental change or a termination of trading.

         A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock, depositary receipts, ordinary shares or other certificates representing equity interests that:

         o are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

         o are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

         A "termination of trading" will be deemed to have occurred if our common stock (or other common stock, depositary receipts, ordinary shares or other certificates representing common equity interests into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

         We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a designated event.

         These designated event repurchase rights could discourage a potential acquirer of Headwaters. However, this designated event repurchase feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of antitakeover provisions. The term "designated event" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

         We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a designated event would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture may limit or prohibit payments to the holders of the notes.

Subordination of Notes

         Payment on the notes is, to the extent provided in the indenture, subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

         Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution (except that holders of notes may receive and retain permitted junior securities and payments made from a defeasance trust established prior to any defaults in accordance with the terms of the indenture). We are required under the indenture to promptly notify holders of senior indebtedness, if payment of the notes is accelerated because of an event of default.

         We may not make any payment on the notes (except that holders of notes may receive and retain permitted junior securities and payments made from a defeasance trust established prior to any defaults in accordance with the terms of the indenture) if:

         o a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

         o a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

         We may resume payments and distributions on the notes:

         o in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

         o in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

         No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

         If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions of the notes, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness as their interests may appear.

         Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

         The notes are exclusively our obligations. A substantial portion of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available for any payment on the notes. Our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries and we may be unable to access that cash. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. Further, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

         Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

         The term "senior indebtedness" is defined in the indenture and includes all amounts owing under our senior secured credit agreement dated March 31, 2004, as amended June 23, 2004, among ourselves, the lenders named therein and Bank One, NA, as administrative agent, which we refer to as our senior secured credit agreement and all principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

         o any indebtedness that by its express terms is pari passu with or junior to the notes; or

         o any indebtedness we owe to any of our majority-owned subsidiaries (except indebtedness pledged as security for senior indebtedness of any such subsidiary); or

         o        the notes.

         The term "permitted junior securities" means equity interests in Headwaters, or debt securities that are subordinated to all senior indebtedness and any debt securities issued in exchange for senior indebtedness to the same extent as, or to a greater extent than, the notes are subordinated to senior indebtedness under the indenture.

         The term "indebtedness" is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers' acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

         The term "designated senior indebtedness" is defined in the indenture and includes, in general terms, our senior secured credit agreement and any senior indebtedness that by its terms expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

         As of June 30, 2004, we had approximately $48.8 million of senior indebtedness outstanding and our subsidiaries had $40.8 million of indebtedness and other liabilities outstanding. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

         We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by Headwaters

         The indenture will provide that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

         o we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

         o the successor person, if other than us, assumes all of our obligations under the notes and the indenture; and

         o we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

         The following will be events of default under the indenture:

         o we fail to pay principal when due upon redemption or otherwise on the notes (whether or not prohibited by the provisions described under "Subordination of Notes" above);

         o we fail to pay any interest, including contingent interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days (whether or not prohibited by the provisions described under "Subordination of Notes" above);

         o we fail to perform our obligation to provide a notice of a designated event within 15 days after it has occurred;

         o we fail to perform or observe any of the covenants in the indenture for 60 days after notice from the trustee or holders of at least 25% in principal amount of outstanding notes; or

         o certain events involving our bankruptcy, insolvency or reorganization.

         The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest, including contingent interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

         If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, and accrued interest, including contingent interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, and accrued interest, including contingent interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest, including contingent interest and liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be canceled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

         Payments of principal and accrued interest, including contingent interest and liquidated damages, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

         The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

         No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, or interest on the notes, unless:

         o the holder has given the trustee written notice of an event of default;

         o the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

         o the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

         o the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

         The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

         o        extend the fixed maturity of any note;

         o reduce the rate or extend the time for payment of interest, including contingent interest, or liquidated damages of any note;

         o        reduce the principal amount of any note;

         o reduce any amount payable upon redemption or repurchase of any note;

         o adversely change our obligation to redeem any note at the option of a holder or upon a designated event;

         o impair the right of a holder to institute suit for payment on any note;

         o        change the currency in which any note is payable;

         o        impair the right of a holder to convert any note;

         o        reduce voting requirements under the indenture;

         o change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

         o modify the subordination provisions of the indenture in a manner adverse to holders of the notes;

         o subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture in a manner adverse to the holder; or

         o reduce the percentage of notes required for consent to any modification of the indenture.

         We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

         The notes have been issued:

         o        in fully registered form;

         o        without interest coupons; and

         o in denominations of $1,000 principal amount and integral multiples of $1,000.

         Global Note, Book-Entry Form

         Notes are evidenced by one or more global notes. We have deposited the global notes with DTC and registered the global notes in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         Beneficial interests in a global note may be held through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

         Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

         o not be entitled to have certificates registered in their names;

         o not receive physical delivery of certificates in definitive registered form; and

         o        not be considered holders of the global note.

         We will pay interest, including contingent interest, if any, on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

         o for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

         o for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

         o a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

         o a "clearing corporation" within the meaning of the Uniform Commercial Code; and

         o        a "clearing agency" registered pursuant to the provisions of
                  Section 17A of the Exchange Act.

         DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

         DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

         We will issue notes in definitive certificated form only if:

         o DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

         o an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

         o we have determined in our sole discretion that notes shall no longer be represented by global notes.


         The notes represented by the global securities are eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

         Restrictions on Transfer, Legends

         The notes will be subject to transfer restrictions as described below under "Transfer Restrictions" and certificates for the notes will bear a legend to this effect.

Registration Rights of the Noteholders

         We entered into a registration rights agreement with the initial purchasers of the notes. We will use our reasonable best efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the date there are no longer registrable securities.

         When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

         o the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

         o the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act;

         o the sale of the registrable securities pursuant to Rule 144 under the Securities Act; or

         o        the registrable securities cease to be outstanding.

         We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

         o        exceed 45 days in any three-month period; or

         o an aggregate of 90 days for all suspensions in any 12-month period.

         Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reports.

         We will pay predetermined liquidated damages to holders on the interest payment dates for the notes in the event the prospectus included in the registration statement is unavailable for periods in excess of those permitted above. Those additional amounts will accrue until the unavailability is cured:

         o on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding for the first 90-day period immediately following the occurrence of the event and 0.50% per annum thereafter;

         o on the common stock that has been converted, at an annual rate equal to 0.25% of an amount equal to $1,000 divided by the conversion rate during such periods for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for the periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available.

         In no event will liquidated damages accrue at a rate per annum exceeding 0.50%.

         A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

         o        be named as a selling stockholder in the related prospectus;

         o        deliver a prospectus to purchasers; and

         o be subject to the provisions of the registration rights agreement, including indemnification provisions.

         Under the registration rights agreement we will:

         o pay all customary expenses of the shelf registration statement;

         o        provide each registered holder copies of the prospectus;

         o notify holders when the shelf registration statement has become effective; and

         o take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

         We have agreed to give notice to all holders of the effectiveness of the shelf registration statement by issuing a press release to Business Wire. In order to sell registrable securities, a holder must complete and deliver a notice and questionnaire (in substantially the form provided as an annex to the offering memorandum, dated May 25, 2004, relating to the private placement of the notes, or otherwise made available by us to holders) to us at least three business days prior to any intended shelf registration statement. In order to be named as a selling stockholder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within 15 business days of receipt, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities

Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling stockholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement of which this prospectus is a part. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.


Information Concerning the Trustee

         We have appointed Wells Fargo Bank, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

         The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.


Governing Law

         The notes and the indenture are governed by, and construed in accordance with, the laws of the state of New York.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and our common stock as capital assets.

         This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

         o        certain financial institutions;

         o        insurance companies;

         o        dealers and certain traders in securities;

         o persons holding the notes or our common stock as part of a "straddle," "hedge," "conversion" or similar transaction;

         o United States Holders (as defined below) whose functional currency is not the U.S. dollar;

         o        certain former citizens or residents of the United States;

         o        persons subject to the alternative minimum tax; and

         o Non-United States Holders (as defined below) that hold, or will hold, more than 5% of the notes or that hold, or will hold, actually or constructively (pursuant to the conversion feature or otherwise), more than 5% of our common stock.

         The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner's particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

         This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the U.S. federal income tax consequences described herein, possibly with retroactive effect. This summary is for general information only.

         Although no statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, the Internal Revenue Service (the "IRS") issued Revenue Ruling 2002-31 addressing the U.S. federal income tax classification and treatment of instruments having certain features similar to the notes, and concluded that the instruments addressed in that published guidance were subject to the regulations governing contingent payment debt instruments. This ruling supports certain aspects of the treatment described below. However, Revenue Ruling 2002-31 is limited to its particular facts. In addition, no rulings have been or are expected to be sought from the IRS with respect to the U.S. federal income tax consequences regarding this particular offering. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

Persons considering the purchase of the notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any estate tax consequences or tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

         The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the "contingent payment debt regulations"). Pursuant to the terms of the indenture, we have agreed, and every holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. However, the proper application of the contingent payment debt regulations to the notes is uncertain in a number of respects, and no assurance can be given that the IRS will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income and estate tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

         As used herein, the term "United States Holder" means a beneficial owner of a note or our common stock that is for U.S. federal income tax purposes:

         o        a citizen or resident of the United States;

         o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

         o        an estate or trust the income of which is subject to U.S.
                  federal income taxation regardless of its source; or

         o a trust if (i) the administration of the trust is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

   Interest Accruals on the Notes

         Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the notes on a constant yield basis at an assumed yield (the "comparable yield") determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in income, in each year prior to maturity, in excess of the regular interest payments on the notes. Amounts treated as interest under the contingent payment debt regulations are treated as original issue discount for all purposes of the Code. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. Accordingly, we have determined that the comparable yield is an annual rate of 8.00%, compounded semi-annually. The IRS may not agree with our determination of the comparable yield, and if the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, in such an event, the projected payment schedule (as described below) could differ materially from the projected payment schedule provided by us.

         The contingent payment debt regulations require that we provide to United States Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as the "projected payment schedule") on the notes. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. United States Holders may obtain the projected payment schedule by submitting a written request for such information to us at: Headwaters Incorporated, Attention: Harlan M. Hatfield, General Counsel, 10653 South River Front Parkway, Suite 300, South Jordan, Utah, 84095. Pursuant to the terms of the indenture, we have agreed, and every United States Holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary), to be bound by our determination of the comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not determined for any purpose other than for the determination of a United States Holder's interest accruals and adjustments thereof (as described below) in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

         Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its tax accounting method) will be required to accrue interest as the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any payments on the notes (as set forth below). In addition, a United States Holder that purchases a note for an amount which is more or less than its adjusted issue price on the date of purchase will be required to make further adjustments in the manner described below. The "issue price" of each note is $1,000.

         The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the notes for previous accrual periods.

         In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a "positive adjustment") in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a "negative adjustment" equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

         A United States Holder whose tax basis in a note differs from the adjusted issued price of the note at the time of acquisition must reasonably allocate the difference to (i) daily portions of interest or (ii) the projected payments over the remaining term of a note. An allocation to daily portions of interest should be reasonable to the extent that the difference is due to a change in the yield, at such acquisition date, at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. An allocation to the projected payments should be reasonable to the extent that the anticipated value of our common stock over the remaining term of a note, determined on the basis of the market conditions at the acquisition date, differs from the anticipated value of our common stock, as it had been determined on the basis of market conditions which prevailed at the time of original issuance.

         If a United States Holder's tax basis in a note is greater than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or a projected payment will be treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder's adjusted tax basis in the note will be reduced by the amount the United States Holder treats as a negative adjustment.

         If a United States Holder's tax basis in a note is less than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to a projected payment will be treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder's adjusted tax basis in the note will be increased by the amount the United States Holder treats as a positive adjustment.

         It should be noted that generally the rules for accrual of premium or discount will not apply. A United States Holder who purchases notes for an amount that is more or less than the adjusted issue price of the notes should consult its tax advisor regarding the adjustments described above.

   Sale, Conversion, Exchange or Retirement of the Notes

         Upon a sale, conversion, exchange or retirement of a note for cash or our common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement (including the fair market value of our common stock received, if any) and such United States Holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note will generally be equal to the United States Holder's purchase price for the note, increased by any interest income previously accrued by the United Stated Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments previously made on the notes to the United States Holder. A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations. A United States Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

         A United States Holder's tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

   Constructive Dividends

         If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the notes. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment. Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend.

   Taxation of Distributions on Common Stock

         Distributions paid on our common stock received upon conversion of a note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder's investment, up to the United States Holder's tax basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by a corporate United States Holder may qualify for a dividends-received deduction and, for taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by United States Holders who are individuals may qualify for preferential rates of taxation; however, in each case, certain holding period and other limitations may apply.

   Sale or Other Disposition of Common Stock

         Gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder's gain or loss will be equal to the difference between the United States Holder's adjusted tax basis in the common stock disposed of and the amount realized on the disposition. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Tax Consequences to Non-United States Holders

         As used herein, the term "Non-United States Holder" means a beneficial owner of a note or our common stock that is, for U.S. federal income tax purposes:

         o an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

         o        a foreign corporation; or

         o        a foreign estate or trust.

   Payments on and Gain or Loss on Sale or Conversion of Notes

         All payments on the notes made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion, exchange or retirement of a note and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

         o the Non-United States Holder does not own, actually or constructively (pursuant to the conversion feature or otherwise), 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

         o the certification requirement described below has been fulfilled with respect to the Non-United States Holder;

         o such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

         o in the case of a sale, conversion, exchange or retirement of the notes, such Non-United States Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition or certain other conditions are not met;

         o our common stock continues to be, and the notes are, actively traded within the meaning of section 871(h)(4)(C)(v)(1) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the Nasdaq National Market); and

         o in the case of gain realized on the sale, conversion, exchange or retirement of the notes, we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement and the period during which the Non-United States Holder held the notes, a U.S. real property holding corporation. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale, conversion, exchange or retirement of a note by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

         The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or suitable successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address. If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on the note, or any gain realized on the sale, conversion, exchange or retirement of the note, are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of the notes, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

   Constructive Dividends

         If a Non-United States Holder were deemed to have received a constructive dividend (see "-Tax Consequences to United States Holders-Constructive Dividends" above), the Non-United States Holder generally will be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. To claim the benefit of a tax treaty, a Non-United States Holder must comply with all certification requirements necessary to qualify for treaty benefits. It is possible that U.S. federal tax on the constructive dividend would be withheld from the interest paid to the Non-United States Holders of the notes. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

   Common Stock

         Dividends paid to a Non-United States Holder on our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN (or suitable successor form) certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

         If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends (or constructive dividends, see "Constructive Dividends" above) are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

         A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless:

         o the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

         o in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

         o we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period during which the Non-United States Holder held the common stock. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale or exchange of the common stock by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

         If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above). These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Backup Withholding and Information Reporting

         Information returns may be filed with the IRS in connection with payments on the notes, the common stock and the proceeds from a sale or other disposition of the notes or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States information reporting and backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

                             SELLING SECURITYHOLDERS

         We originally issued the notes in a private placement to Morgan Stanley & Co. Incorporated, J.P. Morgan Securities, Inc., Adams, Harkness & Hill, Inc., RBC Capital Markets Corporation, and Stephens Inc., as initial purchasers, on June 1, 2004 pursuant to Section 4(2) of the Securities Act. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Those purchasers may have made subsequent transfers of the notes to purchasers that are qualified institutional buyers pursuant to Rule 144A. We have no knowledge whether the selling securityholders listed below received the notes on the initial distribution or through subsequent transfers after the close of the initial private placement. Selling securityholders, including their transferees, donees or pledgees or their successors, may offer and sell the notes and the underlying common stock pursuant to this prospectus.

         The following table sets forth information as of July 16, 2004 regarding the principal amount of notes and the underlying common stock, beneficially owned by each selling securityholder, that may be offered using this prospectus. Information with respect to beneficial ownership is based upon information provided by or on behalf of the selling securityholders.

         Unless otherwise described below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

         A selling securityholder may offer all, some or none of the shares of the common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Changed information will be set forth in an amendment to the registration statement, of which this prospectus is a part, or a supplement to this prospectus, as required by law.

                                  Principal Amount                                           Number of
                                      of Notes                         Number of Shares      Shares of       Percentage of
                                    Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                                 Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                      Offered ($)      Outstanding (%)         Owned          Offered (1)           (2)
----------------------------------------------------------------------------------------------------------------------------
Advisory Convertible                  1,500,000            *                 50,000            50,000               *
   Arbitrage Fund (I),
   L.P. (3)
--------------------------------------------------------------------------------------------------------------------------
BNP Paribas Equity                      367,000            *                 12,233            12,233               *
   Strategies, SNC (4) (5)
--------------------------------------------------------------------------------------------------------------------------
Cheyne Fund LP                          750,000            *                 25,000            25,000               *
--------------------------------------------------------------------------------------------------------------------------
CooperNeff Convertible                  395,000            *                 13,167            13,167               *
   Strategies (Cayman)
   Master Fund, LP (5)
--------------------------------------------------------------------------------------------------------------------------
CSS, LLC (6)                            250,000            *                  8,333             8,333               *
--------------------------------------------------------------------------------------------------------------------------
Deutsche Bank Securities              2,250,000           1.3                75,000            75,000               *
   Inc. (6)
--------------------------------------------------------------------------------------------------------------------------

                                      -55-

                                  Principal Amount                                           Number of
                                      of Notes                         Number of Shares      Shares of       Percentage of
                                    Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                                 Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                      Offered ($)      Outstanding (%)         Owned          Offered (1)           (2)
----------------------------------------------------------------------------------------------------------------------------
Fore Convertible                      2,299,000           1.3                76,633            76,633              *
   MasterFund, Ltd.
--------------------------------------------------------------------------------------------------------------------------------
Fore Plan Asset Fund, Ltd.              218,000            *                  7,267             7,267              *
--------------------------------------------------------------------------------------------------------------------------------
Grace Convertible                     5,500,000           3.2               183,333           183,333              *
   Arbitrage Fund, Ltd. (7)
--------------------------------------------------------------------------------------------------------------------------------
Guggenheim Portfolio                    382,000            *                 12,733            12,733              *
   Company VIII (Cayman),
   Ltd. c/o Fore
   Research & Management,
   LP (8)
--------------------------------------------------------------------------------------------------------------------------------
KBC Financial Products USA              500,000            *                 16,667            16,667              *
   Inc. (6) (9)
--------------------------------------------------------------------------------------------------------------------------------
Lexington Vantage Fund c/o               30,000            *                  1,000             1,000              *
   TQA Investors, LLC
--------------------------------------------------------------------------------------------------------------------------------
Lighthouse Multi-Strategy               150,000            *                  5,000             5,000              *
   Master Fund, Ltd. (10)
--------------------------------------------------------------------------------------------------------------------------------
Lyxor/Convertible                        73,000            *                  2,433             2,433              *
   Arbitrage Fund Limited
   (45
--------------------------------------------------------------------------------------------------------------------------------
Lyxor/Quest Fund Ltd. (10)              300,000            *                 10,000            10,000              *
--------------------------------------------------------------------------------------------------------------------------------
Man Mac 1 Ltd. c/o Fore                 851,000            *                 28,367            28,367              *
   Research & Management,
   LP (11)
--------------------------------------------------------------------------------------------------------------------------------
Mohican VCA Master Fund                 570,000            *                 19,000            19,000              *
   (12)
--------------------------------------------------------------------------------------------------------------------------------
MSS Convertible Arbitrage                 1,000            *                     33                33              *
   1 c/o TQA Investors, LLC
--------------------------------------------------------------------------------------------------------------------------------
Quest Global Convertible                300,000            *                 10,000            10,000              *
   Fund Ltd (10)
--------------------------------------------------------------------------------------------------------------------------------
Radcliffe SPC, Ltd for and            3,000,000           1.7               100,000           100,000              *
   on behalf of the
   Class A Convertible
   Crossover Segregated
   Portfolio (13)
--------------------------------------------------------------------------------------------------------------------------------
Ritchie Capital Arbitrage               430,000            *                 14,333            14,333              *
   Trading (14)
--------------------------------------------------------------------------------------------------------------------------------
S.A.C. Capital Associates,            2,000,000           1.2                66,667            66,667              *
   LLC  (15)
--------------------------------------------------------------------------------------------------------------------------------
Singlehedge US Convertible               90,000            *                  3,000             3,000              *
   Arbitrage Fund (5)
--------------------------------------------------------------------------------------------------------------------------------
Sphinx Fund c/o TQA                     172,000            *                  5,733             5,733              *
   Investors, LLC
--------------------------------------------------------------------------------------------------------------------------------

                                      -56-

                                  Principal Amount                                           Number of
                                      of Notes                         Number of Shares      Shares of       Percentage of
                                    Beneficially      Percentage of     of Common Stock     Common Stock      Common Stock
                                 Owned that may be        Notes          Beneficially       that may be     Outstanding (%)
           Name                      Offered ($)      Outstanding (%)         Owned          Offered (1)           (2)
----------------------------------------------------------------------------------------------------------------------------
TQA Master Fund, Ltd.                 1,450,000            *                 48,333            48,333              *
----------------------------------------------------------------------------------------------------------------------------
TQA Master Plus Fund, Ltd.            2,279,000           1.3                75,967            75,967              *
----------------------------------------------------------------------------------------------------------------------------
Waterstone Market Neutral               714,000            *                 23,800            23,800              *
   Fund, LP (16)
----------------------------------------------------------------------------------------------------------------------------
Waterstone Market Natural             5,808,000           3.4               193,600           193,600              *
   Offshore Fund, Ltd. (16)
----------------------------------------------------------------------------------------------------------------------------
Xavex-Convertible                       531,000            *                 17,700            17,700              *
   Arbitrage 7 Fund c/o
   TQA Investors, LLC
----------------------------------------------------------------------------------------------------------------------------
Zurich Institutional                    290,000            *                  9,667             9,667              *
   Benchmarks Master Fund
   Ltd. c/o TQA Investors,
   LLC
----------------------------------------------------------------------------------------------------------------------------
Unidentified Selling                139,050,000           80.6            4,635,001         4,635,001             12.1
   Securityholders or
   future transferees,
   pledgees, donees or
   successors and such
   holders (17)
----------------------------------------------------------------------------------------------------------------------------

*        Less than 1%.

         (1) Assumes conversion of all of the holder's notes at a conversion rate of 33.3333 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under "Description of Notes - Conversion of Notes." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

         (2) Calculated based on Rule 13d-3(d)(i), using 33,586,430 shares of common stock outstanding as of June 30, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

         (3) The selling securityholder is an affiliate of a registered broker-dealer. The managing member of the limited partnership is Advisory Capital Strategies Group, Inc., which is majority owned by American Express Asset Management Group, Inc., which is part of American Express Company, a publicly held company.

         (4) The selling securityholder is an affiliate of a registered broker-dealer.

         (5) Mr. Christian Menestoer has sole voting power over these notes and the shares of common stock issuable upon conversion of these notes.

         (6) The selling securityholder is a registered broker-dealer.

         (7) Mr. Michael Brailn and Mr. Bradford Whitmore exercise voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (8) Certain affiliates of Guggenheim Advisors, the controlling shareholder of Guggenheim Portfolio Company VII (Cayman), Ltd., are registered broker-dealers.

         (9) Mr. Luke Edwards exercises voting and investment control over these notes.

         (10) Mr. James Dodlin and Mr. Frank Campana exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (11) Man-Diversified Fund II Ltd. is the controlling entity of Man Mac 1 Ltd. The manager shares of Man-Diversified II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda, Man Holdings Limited is a subsidiary of Man Group plc, which is a publicly traded company listed on the London Stock Exchange.

         (12) Mr. Eric Hage and Mr. Daniel Hage exercise voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (13) Pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") services as the investment manager of Radcliffe SPC, Ltd.'s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC is the general partner of RG Capital, Steve Katznelson and Gerald Stahlecker serve as the managing members of management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

         (14) Richie Capital Management, LLC exercises voting and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (15) Mr. Shawn Bergerson has sole voting power and investment control over these notes and the shares of common stock issuable upon conversion of these notes.

         (16) Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Capital Advisors"), and S.A.C. Capital Management, LLC, a Delaware limited liability company ("SAC Capital Management") share all investment and voting power with respect to the securitties held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of these notes and the shares of common stock issuable upon conversion of these notes.

         (17) Information about other selling securityholders will be set forth in an amendment to the registration statement, of which this prospectus is a part, or a supplement to this prospectus, as required by law. Assumes that any other holders of notes, or their future transferees, pledgees or donees or their successors, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

         If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of notes pursuant to the registration statement, we may supplement this prospectus to include that information. With respect to any securityholder who acquires notes after the effectiveness of this registration statement, we may supplement this prospectus under the Securities Act to add that securityholder to the foregoing table.

         None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

         o        directly by the selling securityholders; or

         o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

         The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters" within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities as underwriters under the Securities Act and the Exchange Act.

         If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The notes and the underlying common stock may be sold in one or more transactions at:

         o        fixed prices;

         o        prevailing market prices at the time of sale;

         o        varying prices determined at the time of sale; or

         o        negotiated prices.

         These sales may be effected in transactions:

         o on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

         o        in the over-the-counter market;

         o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

         o        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common stock offered by them pursuant to this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, we cannot assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

         Our common stock trades on the Nasdaq National Market under the symbol "HDWR." We do not intend to apply for listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

         The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

         Any selling securityholder who is a "broker-dealer" may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. To our knowledge, CSS, LLC, Deutsche Bank Securities Inc., and KBC Financial Products USA Inc. are the only selling securityholders that are registered broker-dealers. We do not have a material relationship with any of these broker-dealers, and none of these entities has the right to designate or nominate a member or members of our board of directors. These security holders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders.

         Pursuant to the registration rights agreement that has been incorporated by reference as an exhibit to this registration statement, we and the selling securityholders will each indemnify the other against specified liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

         The validity of notes and common stock offered by this prospectus is being passed upon for us by Pillsbury Winthrop LLP.

                                     EXPERTS

         Ernst & Young LLP, independent registered public accounting firm, have audited our 2002 and 2003 consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our 2002 and 2003 consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         The financial statements for the year ended September 30, 2001 incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Headwaters Incorporated for the year ended September 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Eldorado Stone LLC and subsidiaries as of December 31, 2002 and 2003, and for the years then ended, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The Registration Statement on Form S-3 of which this prospectus is a part incorporates by reference the audited financial statements of Eldorado Stone LLC and subsidiaries for the year ended December 31, 2001, in reliance upon the report of Arthur Andersen LLP, independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The Arthur Andersen LLP report on the December 31, 2001 consolidated financial statements of Eldorado Stone LLC and subsidiaries, dated March 29, 2002, is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Eldorado Stone LLC and subsidiaries' financial statements as of and for the year ended December 31, 2001, and has not been reissued by Arthur Andersen LLP because Arthur Andersen LLP has ceased operations.

         We have not been able to obtain the written consent of Arthur Andersen LLP to the incorporation by reference of Arthur Andersen LLP's report in this Registration Statement; therefore, we have dispensed with the requirement to file Arthur Andersen LLP's consent in reliance on Rule 437a under the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of its report in the Registration Statement, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP that are incorporated by reference into the Registration Statement or any omissions to state a material fact required to be stated therein.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

         We have filed with the Commission a registration statement that contains this prospectus on Form S-3 under the Securities Act of 1933. The registration statement relates to the notes and the common stock issuable on conversion of the notes offered by the selling securityholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company, the notes and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

         o Our Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

         o        Our Proxy Statement filed January 27, 2004.

         o Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2003 and March 31, 2004.

         o Our current Reports on Form 8-K filed on April 14, 2004, April 22, 2004, May 25, 2004, May 26, 2004, June 4, 2004, and July
                  8, 2004.

         o The description of our common stock contained in our amended Annual Report on Form 10-K/A, filed with the SEC on April 24, 1996.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

         Investor Relations
         Headwaters Incorporated
         10653 South River Front Parkway, Suite 300
         South Jordan, UT 84095
         (801) 984-9400

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses payable by the registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling securityholders. All amounts are estimated except the SEC registration fee.

                                                                Amount
                                                                ------

         SEC registration fee................................ $   21,856
         Printing costs......................................      2,000
         Accounting fees and expenses........................     30,000
         Legal fees and expenses.............................     30,000
         Trustee and Transfer Agent fees and expenses........     10,000
         Miscellaneous.......................................      5,000
                                                              ----------
                  Total...................................... $   98,856
                                                              ==========

Item 15. Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer and director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such cooperation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter herein, the corporation must indemnify such person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

         Article VII of the registrant's certificate of incorporation exonerates the Registrant's directors from personal liability for monetary damages for breach of the fiduciary duty of care as a director, except for any breach of the directors' duty of loyalty for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for any improper declaration of dividends or for any transaction from which the director derived an improper personal benefit. Article VII does not eliminate a stockholder's right to seek non-monetary, equitable remedies, such as an injunction or rescission, to redress an action taken by the directors. However, as a practical matter, equitable remedies may not be available in all situations, and there may be instances in which no effective remedy is available.

                                     -II-1-

The registrant maintains directors' and officers' liability insurance policies. The registrant has entered into contracts with its directors and executive officers providing for indemnification of the registrant's officers and directors to the fullest extent permitted by applicable law.

Item 16. Exhibits

         Exhibit
         Number                Description of Document
         ------                -----------------------

         4.1 Indenture, dated as of June 1, 2004, between the registrant and Wells Fargo Bank, N.A., including the form of Note. Incorporated by reference to Exhibit 10.87 filed with Headwaters' Current Report on Form 8-K, filed July 8, 2004.

         4.2 Registration Rights Agreement, dated as of June 1, 2004, among the registrant and Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Adams, Harkness & Hill, Inc., RBC Capital Markets Corporation and Stephens Inc.

         5.1      Opinion of Pillsbury Winthrop LLP.

         12.1 Computation of Ratios of Earnings to Fixed Charges. Incorporated by reference to Exhibit 12.1 filed with Headwaters' Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004.

         23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

         23.2 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

         23.3     Independent Auditors' consent.

         23.4     Statement in lieu of consent of Arthur Andersen LLP.

         23.5 Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

         24.1     Power of Attorney (see page II-4).

         25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of a Corporation Designated to Act as a Trustee on Form T-1.

Item 17. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or

                                     -II-2-
paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     -II-3-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Jordan, State of Utah, on July 19, 2004.

                                        HEADWATERS INCORPORATED


                                        By /s/   KIRK A. BENSON
                                          --------------------------------------
                                           Kirk A. Benson
                                           Chairman and Chief Executive Officer


                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Kirk A. Benson, Steven
G. Stewart, and Harlan M. Hatfield, and each of them individually, with full power of substitution and resubstitution, his or her true and lawful attorney-in-fact and agent, with full powers to each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-3 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, in connection with the registration under the Securities Act of 1933, of securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This Power of Attorney may be executed in counterparts and all capacities to sign any and all amendments.

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

       SIGNATURE                             TITLE                     DATE
       ---------                             -----                     ----

 /s/ KIRK A. BENSON             Director and Chief Executive       July 19, 2004
---------------------------     Officer (Principal Executive
 Kirk A. Benson                             Officer)


 /s/ STEVEN G. STEWART        Chief Financial Officer (Principal   July 19, 2004
---------------------------   Financial and Accounting Officer)
 Steven G. Stewart

 /s/ JAMES A. HERICKHOFF                   Director                July 19, 2004
---------------------------
 James A. Herickhoff

                                     -II-4-

 /s/ RAYMOND J. WELLER                     Director                July 19, 2004
---------------------------
 Raymond J. Weller

 /s/ E. J. "JAKE" GARN                     Director                July 19, 2004
---------------------------
 E. J. "Jake" Garn

 /s/ R. SAM CHRISTENSEN                    Director                July 19, 2004
---------------------------
 R. Sam Christensen

/s/ WILLIAM S. DICKINSON                   Director                July 19, 2004
---------------------------
 William S. Dickinson

  /s/ MALYN K. MALQUIST                    Director                July 19, 2004
---------------------------
 Malyn K. Malquist

                                     -II-5-

                                  EXHIBIT INDEX


         Exhibit            Description of Document
          Number

         4.1 Indenture, dated as of June 1, 2004, between the registrant and Wells Fargo Bank, N.A., including the form of Note. Incorporated by reference to Exhibit 10.87 filed with Headwaters' Current Report on Form 8-K, filed July 8, 2004.

         4.2 Registration Rights Agreement, dated as of June 1, 2004, among the registrant and Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Adams, Harkness & Hill, Inc., RBC Capital Markets Corporation and Stephens Inc.

         5.1      Opinion of Pillsbury Winthrop LLP.

         12.1 Computation of Ratios of Earnings to Fixed Charges. Incorporated by reference to Exhibit 12.1 filed with Headwaters' Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004.

         23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

         23.2 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

         23.3     Independent Auditors' consent.

         23.4     Statement in lieu of consent of Arthur Andersen LLP.

         23.5 Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

         24.1     Power of Attorney (see page II-4).

         25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of a Corporation Designated to Act as a Trustee on Form T-1.

                                     -II-6-